Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED

2007 NOV -6 A 5:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 31, 2007

Our ref. No. PI 159

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Co
Mail Stop 3-7
Washington, D.C. 20549

07027829

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the Six Months Ended September 30, 2007**
- **Mitsubishi Corporation Revises Fiscal 2008 Interim Dividend and**
- **Annual Dividend Forecast**
- **Mitsubishi Corporation Announces Corporate Divestiture of Automobile Brake Hose-related Businesses**
- **Mitsubishi Corporation announces Establishment of New Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

PROCESSED
NOV 0 8 2007
THOMSON
FINANCIAL

11/7

Foreign Exchange (YEN/USD)		115.4
Interest	(%)TIBOR	0.32

AP)

RECEIVED
2007 NOV -5 A 5:-7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Consolidated Income

(Billion Yen)

	For the six months ended Sept.30,2006
Operating transactions <Increase/decrease from original forecast of April 2007>	9,835.7
Gross profit <Increase/decrease from original forecast of April 2007>	565.9
Selling, general and administrative expenses	(358.7
Provision for doubtful receivables	(2.2
Operating income <Increase/decrease from original forecast of April 2007>	205.0
Interest expense --- net	(5.5
Dividend income	65.0
Gain on marketable securities and investments --- net	56.2
Gain (loss) on property and equipment --- net	1.0
Other income (expense) --- net	(6.3
Income from consolidated operations before income taxes <Increase/decrease from original forecast of April 2007>	315.1
Income taxes	(121.6
Minority interests in income of consolidated subsidiaries	(20.6
Equity in earnings of affiliated companies --- net	61.9
Net income <Increase/decrease from original forecast of April 2007>	234.8
Core earnings (*1) <Increase/decrease from original forecast of April 2007>	328.3

(*1) Core earnings = Operating income (before the deduction
Equity in earnings of affiliated compani
(*2) Operating transactions and operating income, as presen
Revenue in accordance with Financial Accounting Stan
yen for the six months ended Sept. 30, 2006 and the si

Assets and Liabilities

	Sept. 30, 20
Total assets	10,597.
(Current assets)	5,516.
(Investments and non-current receivables)	3,438.
(Property and equipment-net, other)	1,643.
Total shareholders' equity	2,514.
Interest bearing liabilities (*3) Gross	3,844.
Interest bearing liabilities (*3) Net	3,118.
(Debt-to-equity ratio – Gross)	1.
(Debt-to-equity ratio – Net)	1.

(*3) Interest bearing liabilities do not include the impac

Cash Flows

	Six months ended Sept. 30, 20
Operating activities	239.
Investing activities	(134.
Free cash flow	104.
Financing activities	(35.
Increase/decrease of cash and cash equivalents	67.

Major Year-on-Year Changes

anges

billion yen)
ar on year. Although earnings were affected by a lower sales price
er gross profit reflected generally firm commodity prices and new

administrative expenses (- 42.5 billion yen)
new consolidations and higher personnel expenses in line with

- 3.5 billion yen)
dividend income.

ecurities and investments --- net (- 25.7 billion yen)
securities (available for sale) ......
.1 billion yen] <--- [- 0.8 billion yen])
non-performing assets ......
.8 billion yen] <--- [- 1.7 billion yen])
write-down losses)
f shares, etc....
32.4 billion yen]<--- [+ 58.7 billion yen])
e of gain on the sale of Diamond City shares)

(+ 15.1 billion yen)
currency gains and losses at overseas subsidiaries.

ffiliated companies --- net (+9.6 billion yen)
onsolidations in overseas IPP business, strong results in metal
sses and the effect of forex movements.

fiscal year ending March 2008 & Dividend Policy

ction of fiscal 2008 consolidated net income to 430.0 billion yen,
on yen from its initial forecast of 400.0 billion yen. This revision,
a year-on-year increase in net income of 3%, reflects generally
mmodities and steady returns from upfront investments in non-
ource fields.

385.0 billion yen
ting income of 385.0 billion yen, the same as its initial forecast.
d on expectations for higher gross profit resulting from business
ctors, but also an increase in selling, general and administrative
s.
lated operations before income taxes ... 545.0 billion yen
he from consolidated operations before income taxes of 545.0
yen more than originally projected due to expectations for higher
esource-related companies.
billion yen
come of 430.0 billion yen, 30.0 billion yen higher than originally
sed equity in earnings of affiliated companies, in addition to the
ard revision is despite higher income taxes in line with the
ome from consolidated operations before income taxes.

idend policy on using retained earnings to make investments that
d maximize corporate value. At the same time, since fiscal 2005,
aken into consideration consolidated net income, as well as
able for dividends to directly return profits to shareholders in line
each fiscal year.
many promising investment opportunities, MC's policy will be to
or investments that will drive growth while paying a dividend that
earnings. While also taking into consideration the need for funds
condition of the parent company and other factors, MC will
in a flexible manner with the target of a consolidated payout ratio
nual ordinary dividend per common share applicable to fiscal
d based on fiscal 2008 performance.
C achieves its current consolidated net income forecast of 430.0
08, MC plans to pay an annual ordinary dividend of around 52 yen
en higher than the 46 yen initially forecast. This dividend also
share buyback conducted in August this year.)
fiscal 2008 has been set at 26 yen per common share, half of
nual dividend.

RECEIVED
2007 NOV -5 A 5:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007

AND

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2007

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the six months ended September 30, 2007 (unaudited)

(Based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2007	11,072,612	190,091	285,316
September 30, 2006	9,835,687	204,956	315,083
For the year ended March 31, 2007	20,516,264	412,130	595,542

	Net income	Net income per share	Net income per share (diluted basis)
For the six months ended	Millions of Yen	Yen	Yen
September 30, 2007	237,725	141.72	140.97
September 30, 2006	234,832	139.23	138.45
For the year ended March 31, 2007	415,895	246.52	245.18

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
September 30, 2007	12,329,294	3,124,460	25.3	1,905.53
September 30, 2006	10,597,228	2,514,339	23.7	1,490.26
As of March 31, 2007	11,485,664	2,950,931	25.7	1,747.87

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2007	24,322	(94,743)	275,983	958,547
September 30, 2006	239,478	(134,606)	(35,539)	713,937
For the year ended March 31, 2007	479,104	(281,640)	(157,567)	754,776

4. Prospects for the year ending March 31, 2008

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income	Forecast of Net income per share
For the year ending	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
March 31, 2008	220,000	3,850	5,450	4,300	259.24

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

SUPPLEMENTAL INFORMATION (UNAUDITED)
(Mitsubishi Corporation (Non-consolidated) based on Japanese GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Ordinary Income	Net income
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2007	5,166,169	6,548	126,099	114,483
September 30, 2006	5,268,877	6,595	96,223	121,674
For the year ended March 31, 2007	10,890,029	13,941	348,579	320,381

	Net income per share
For the year ended	Yen
September 30, 2007	68.22
September 30, 2006	72.12
For the year ended March 31, 2007	189.85

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
September 30, 2007	6,537,283	1,679,181	25.7	1,022.81
September 30, 2006	5,740,992	1,418,219	24.7	840.34
As of March 31, 2007	6,188,707	1,705,702	27.6	1,009.63

3. Prospects for the year ending March 31, 2008

	Operating transactions	Net income	Forecast of Net income per share
For the year ending	Millions of Yen	Millions of Yen	Yen
March 31, 2008	105,000	2,300	140.21

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Operating Results and Financial Position

1. General Operating Environment

In the first six months of fiscal 2008, the global economy remained generally strong due to continued high growth in China, India and other emerging economies and firm economic conditions in Japan, the U.S. and Europe. Disruptions in financial markets caused by the sub-prime loan problem in the U.S. involving high interest rate mortgages to low income earners and surging energy prices were seen in the latter half of the interim period, but the impact on the global economy was limited.

The U.S. economy continued to grow, driven by ongoing strong consumer spending and capital investment. However, there are signs of a slowdown, mainly in terms of housing investment, consumer spending and the job market.

EU nations maintained a firm pace of growth, backed by internal demand, with capital investment increasing in the corporate sector and consumption expanding as the employment environment improved.

The Chinese economy also saw continued high growth, particularly in respect of exports and capital investment. Other Asian countries saw their economies remain strong on the whole, too.

The Japanese economy, meanwhile, maintained a moderate pace of economic expansion, underpinned by continued strength in capital expenditure and exports as well as firm consumer spending, which was supported by improvements in the job market and incomes.

2. Consolidated Results (US GAAP)

(1) Summary of Fiscal 2008 Interim Results

For the first six months of fiscal 2008, consolidated operating transactions totaled 11,072.6 billion yen, up 1,236.9 billion yen, or 12.6%, the result of higher machinery- and metals-related transactions. Gross profit increased 25.2 billion yen, or 4.5%, to 591.1 billion yen due to new consolidations and generally firm commodity prices, although earnings were affected by a lower sales price for coking coal at a coking coal business in Australia.

Selling, general and administrative expenses increased 42.4 billion yen, or 11.8%, to 401.2 billion yen, mainly due to new consolidations and higher personnel expenses in

line with business expansion.

Consequently, operating income declined 14.9 billion yen, or 7.3%, to 190.1 billion yen.

In expenses and other, although there was an improvement in foreign currency gains and losses, there was a decline in gain on marketable securities and investments-net due to the absence of the gain on sale of Diamond City shares recorded in the previous fiscal year.

As a result, income from consolidated operations before income taxes decreased 29.8 billion yen, or 9.4%, to 285.3 billion yen.

Net equity in earnings of affiliated companies rose 9.5 billion yen, or 15.4%, to 71.5 billion yen, mainly due to new consolidations in the overseas IPP business and elsewhere, strong results in metal resource-related businesses and the effect of forex movements.

As a result of the above, net income increased 2.9 billion yen, or 1.2%, to 237.7 billion yen, a record bottom-line result for Mitsubishi Corporation for an interim period for the second consecutive fiscal year.

(2) Segment Information

1) Business Innovation Group

The group recorded a net loss of 1.1 billion yen, 0.2 billion yen less than the same period of the previous fiscal year. While the conversion of a temporary staffing affiliated company into a subsidiary and healthy transactions at IT-related subsidiaries had a beneficial impact on earnings, the overall bottom-line result reflected the absence of gains on share sales recorded in the same period of fiscal 2007.

2) Industrial Finance, Logistics & Development Group

This group recorded net income of 4.7 billion yen, down 19.3 billion yen year on year. This mainly reflected a decrease in earnings due to the absence of the gain on the sale of Diamond City shares in fiscal 2007 and the increase in foreign exchange-related earnings at a finance subsidiary also in fiscal 2007. Other businesses were strong as a whole.

3) Energy Business Group

The Energy Business Group recorded net income of 40.6 billion yen, 13.9 billion yen

higher year on year. This mainly reflected higher gross profit at overseas resource-related subsidiaries due to rising crude oil prices and increased transactions as well as a gain on the sale of part of Mitsubishi Corporation's equity interest in the Sakhalin II Project. This large increase in earnings came despite higher exploration and development expenses at resource-related subsidiaries.

4) Metals Group

The Metals Group posted net income of 82.4 billion yen, a decrease of 17.2 billion yen from the first half of fiscal 2007, the result mainly of a large decline in net income of an Australian coal subsidiary due to a lower coking coal price. However, the overall decline in net income was limited by higher earnings at companies involved with other metal resources such as aluminum and ferrochrome.

5) Machinery Group

This group posted net income of 34.2 billion yen, 9.6 billion yen more than in the corresponding period of the previous fiscal year. The major contributors to this much-higher net income were new consolidations in the overseas IPP business, recovery of the auto market in Asia and foreign exchange rate movements.

6) Chemicals Group

This group recorded net income of 19.6 billion yen, 7.7 billion yen more than in the first six months of fiscal 2007. The main reasons for the higher earnings were strong transactions at overseas subsidiaries and tax benefits from a higher equity interest in a petrochemical business-related company.

7) Living Essentials

The group posted net income of 25.4 billion yen, 2.1 billion yen higher year on year, the result of strong performances in food-related businesses, including the effect of making some affiliated companies subsidiaries, and the effect of applying the equity method of accounting to a general merchandise-related company. The higher earnings were despite the absence of gains on sales of shares recorded in fiscal 2007.

(3) Outlook for the Fiscal Year Ending March 31, 2008

Consolidated forecasts for the fiscal year ending March 31, 2008 are as follows:

(Billion Yen)

	FY08 (Forecasts)	FY07 (Actual)	Change
Operating transactions	22,000	20,516.3	+1,483.7
Net income	430.0	415.9	+14.1

(Reference) Changes of basic assumptions

	FY08 (Forecast)	FY07 (Actual)	Change
Exchange rate	117.2JPY/US$	117.0JPY/US$	+0.2JPY/US$
Crude oil price	US$69.1/BBL	US$60.9/BBL	+US$8.2/BBL
Interest rate (TIBOR)	0.92%	0.43%	+0.49%

Note:
Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(4) Changes in Assets, Liabilities and Shareholders' Equity

Total assets at September 30, 2007 were 12,329.3 billion yen, up 843.6 billion yen from the previous fiscal year-end. Receivables-trade increased in respect of machinery and metals-related transactions and there was an increase in unrealized gains on listed shareholdings. In addition, receivables-trade and property and equipment-net increased due to business expansion resulting from new investments.

Total liabilities were 8,858.1 billion yen, up 640.4 billion yen from March 31, 2007, the result of an increase in interest-bearing debt, including short-term debt. One reason was an increase in fund raising at the parent company and overseas subsidiaries to ensure sufficient liquidity to meet demand for funds for working capital and new investments. In addition, subsidiaries raised more funds to meet working capital requirements. New consolidations were another factor.

Interest-bearing liabilities-net, which are interest-bearing liabilities-gross minus cash and cash equivalents, rose 373.6 billion yen to 3,419.9 billion yen. The net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at period-end, was 1.1.

Total shareholders' equity increased 173.5 billion yen from March 31, 2007 to 3,124.5

billion yen, due to the net income thanks to a strong performance, an improvement in the foreign currency translation adjustments account due to a weaker yen, and an increase in net unrealized gains in securities available for sale due to a rise in unrealized gains on listed securities. On the other hand, a 150.1 billion yen acquisition of treasury stock and the payment of dividends reduced shareholders' equity.

(5) Cash Flows

Cash and cash equivalents at September 30, 2007 were 958.5 billion yen, up 203.8 billion yen, or 27.0%, from March 31, 2007.

(Operating activities)

Net cash provided by operating activities was 24.3 billion yen. Cash was chiefly provided by dividend income, mainly from natural resource-related companies, and by continued strong cash flows from transactions at natural resource-related subsidiaries. In terms of changes in assets and liabilities, there was an increase in working capital requirements at Metal One Corporation due to higher commodity prices and assets increased overall due to firm operating transactions.

(Investing activities)

Net cash used in investing activities was 94.7 billion yen. Cash was mainly provided by the sale of some of equity interest in the Sakhalin II Project. However, this inflow was outweighed by new investments in an Indonesian oil and gas company, as well as outflows for the acquisition of working interests in the K2 Unit oil field in the Gulf of Mexico and large outlays for capital expenditures overall.

As a result of the above, free cash flow, the sum of operating and investing cash flows, was negative 70.4 billion yen.

(Financing activities)

Net cash provided by financing activities was 276.0 billion yen. The main use of cash was for acquisition of treasury stock. The net cash inflows, however, reflect increased borrowing at Metal One commensurate with working capital requirements, as well as fund procurement mainly at the parent company and finance subsidiaries to meet demand for funds for working capital and investments and to ensure sufficient liquidity in hand.

3. Basic Policy Regarding the Appropriation of Profits

(1) Capital Structure Policy and Investment Plans

Mitsubishi Corporation plans to invest around 1,200.0 billion yen during the 2 years of

INNOVATION 2007's "step period" (fiscal 2007 and fiscal 2008) with the view to achieving sustained growth. We will make these investments in line with growth in shareholders' equity from the standpoint of maintaining and improving the sound balance sheet of the company.

Investments will target the three aforementioned Next-Generation Core Businesses—New Energy and the Environment, Medical Health Care, and Finance—fields the company will develop on a company-wide basis as businesses that it can expect to grow strongly in the future. In addition to these fields, investments will center on what we call Strategic Fields: energy, metal resources, metal products, overseas IPP, automobile, chemical products, food, paper-related and retail businesses. These are fields that are expected to exhibit robust growth over the medium term and that we expect to remain the backbone of our earnings going forward.

(2) Dividend Policy

We have based our dividend policy on using retained earnings to make investments that will drive our growth and maximize corporate value. At the same time, since fiscal 2005, the company has also taken into consideration consolidated net income, as well as retained earnings available for dividends to directly return profits to shareholders in line with operating results in each fiscal year.

Due to the existence of many promising investment opportunities, Mitsubishi Corporation's policy will be to use retained earnings for investments that will drive growth while paying a dividend that reflects the amount of earnings. While also taking into consideration the need for funds to invest, the financial condition of the parent company, and other factors, Mitsubishi Corporation will determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

The annual ordinary dividend per common share applicable to fiscal 2008 will be determined in April 2008 based on the aforementioned policy. However, providing it achieves its current consolidated net income forecast of 430.0 billion yen for fiscal 2008, Mitsubishi Corporation plans to pay an annual ordinary dividend of around 52 yen per common share, 6 yen higher than the 46 yen initially forecast. This dividend also takes into account the acquisition of treasury stock conducted in August this year (see (3) below).

Regarding the interim dividend for fiscal 2008, the Board of Directors today passed a resolution setting the interim dividend per common share at 26 yen, half of the current projected annual dividend. This represents an increase of 3 yen from the 23 yen forecast

announced in April this year and is 8 yen higher than the 18 yen interim dividend for fiscal 2007.

[For Reference: Annual Ordinary Dividends]

Fiscal 2003(ended March 2003) =8 yen per common share

Fiscal 2004(ended March 2004) =12 yen per common share

Fiscal 2005(ended March 2005) =18 yen per common share

Fiscal 2006(ended March 2006) =35 yen per common share

Fiscal 2007(ended March 2007) =46 yen per common share

(3) Acquisition of Treasury Stock

In August 2007, Mitsubishi Corporation acquired approximately 51.8 million of its own shares, equivalent to roughly 3% of total issued shares, for 150.1 billion yen. The acquisition was conducted from the standpoint of implementing a flexible capital structure policy according to changes in the business environment. For the time being, Mitsubishi Corporation has no plans to cancel the shares but will hold them as treasury stock with the view to using them for M&As and in other ways in executing its growth strategy.

4. Business Risks

(1) Risks of Changes in Global Macroeconomic Conditions

As we conduct businesses on a global scale, there is a relationship between our operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there is an increasing effect on our operating results of economic conditions in Asian countries, where we have many business investments, primarily countries with which we trade.

Moreover, economic conditions in China may have a direct effect on our consolidated operating results because the country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, we have various automobile businesses, including automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales

volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile operations.

2) Market Risks

(Unless otherwise stated, calculations of effects on future financial statements are based on consolidated results for fiscal 2007.)

1. Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)

We hold upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

Fundamentally, LNG prices are linked to crude oil prices. As an estimate, a US$1/BBL fluctuation in the price of crude oil would have an approximate 1 billion yen effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not be immediately reflected in our operating results because of timing differences.

(Metal Resources)

Through wholly owned Australian subsidiary Mitsubishi Development Pty., Ltd. (MDP), we produce and sell more than 28 million tons of coal per year, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of annual contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2008 are expected to have only a small impact on our operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2008. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2008, a US$1 fluctuation in the average export price per one ton of coal sold by MDP would have an approximate 2 billion yen effect on our consolidated net income. However, MDP's operating results cannot be determined through the above sensitivity analysis alone since MDP's

operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. A US$100 fluctuation in the price per MT of copper would have a 0.8 billion yen effect on consolidated net income, while a US$100 fluctuation in the price per MT of aluminum would have a 1.0 billion yen effect on our consolidated net income.

(Petrochemical Products)

We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as ethylene glycol, paraxylene and methanol in Saudi Arabia, Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

2. Foreign Currency Risk

We bear some risk of fluctuations in foreign currency rates relative to the yen in the course of our trading activities. While we use forward contracts and other hedging strategies, there is no assurance that we can completely avoid foreign currency risk.

In addition, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, and because most of these earnings are denominated in foreign currencies, which are converted to yen solely for reporting purposes, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a 1 yen change relative to the U.S. dollar would have an approximate 2.4 billion yen effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments, such as by hedging

foreign currency risks with respect to new large investments. However, there is no assurance that we can completely avoid these risks.

3. Equity Price Risk

As of September 30, 2007, we owned approximately 2,040.0 billion yen (market value basis) of marketable equities, mostly equity issues of customers, suppliers and MC Group companies. These investments expose us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately 1,210.0 billion yen based on market prices, a figure that could change depending on future trends in equity prices.

In Mitsubishi Corporation's corporate pension fund, some of the pension assets managed are marketable equities. Accordingly, a fall in equity prices could cause an increase in pension expenses by reducing pension assets.

4. Interest Rate Risk

As of September 30, 2007, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 4,389.0 billion yen. Because almost all of these liabilities bear floating interest rates, there is a risk of an increase in interest expenses caused by a rise in interest rates.

However, the vast majority of these interest-bearing liabilities are offset by trade receivables, loans receivable and other operating assets that are positively affected by changes in interest rates. Because a rise in interest rates produces an increase in income from these assets, while there is a time lag, interest rate risk is offset. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities, property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, we believe that these expenses would be offset by an increase in income from the corresponding asset holdings.

However, our operating results may be negatively affected temporarily if there is a rapid rise in interest rates because increased income from commensurate asset holdings would fail to offset the effects of a preceding increase in interest expenses.

To monitor market movements in interest rates and respond flexibly to market risks, we established the ALM (Asset Liability Management) Committee. This committee establishes fund procurement strategy and manages interest rate risk exposure.

3) **Credit Risk**

We extend credit to customers in the form of trade credit, including accounts receivables and advance payments, advances, guarantees and investments due to our various operating transactions. We are therefore exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers. Furthermore, we utilize derivative instruments, primarily swaps, options and futures, for the purpose of hedging risks. In this case, we are exposed to the credit risk of the counterparties to these derivative instruments.

To manage this risk, we have established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

However, there is no guarantee that we will be able to completely avoid credit risk with these risk hedging strategies. Therefore, failure to collect trade receivables and other credit due to the bankruptcy of a customer or other event would affect our operating results.

4) **Country Risk**

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled.

We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established a Country Risk Committee, under which country risk is managed through a country risk countermeasure system. The country risk countermeasure system classifies countries with which we trade into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category.

However, even with these risk hedging measures, it is difficult to completely avoid risks caused by deterioration in the political, economic, or social conditions in the countries or regions where our customers, portfolio companies or Mitsubishi Corporation have ongoing projects. Such eventualities may have a significant impact on our operating results.

5) **Business Investment Risk**

We participate in the management of various companies by acquiring equity and other

types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk. After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Furthermore, we apply exit rules for the early sale of our equity interest or the liquidation of the investee in order to preserve the quality of our asset portfolio.

While we follow strict standards for the selection and management of investments, it is impossible to completely avoid the risk of investments not delivering the expected profits. Therefore, we may incur losses resulting from such actions as the withdrawal from an investment.

6) <u>Risks Related to Specific Investments</u>

-1- Investment in and Operations with Mitsubishi Motors Corporation

In June 2004, we purchased 40.0 billion yen of preferred shares issued by Mitsubishi Motors Corporation (MMC) through a private placement, in which Mitsubishi Heavy Industries, Ltd. and the then Bank of Tokyo-Mitsubishi, Ltd. and other parties also participated, as part of MMC's Business Revitalization Plan announced in May 2004.

Subsequently, following a request by MMC, Mitsubishi Corporation, Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd. decided to provide an injection of equity totaling 274.0 billion yen by subscribing to private placements of MMC shares after evaluating the Mitsubishi Motors Revitalization Plan announced in January 2005. Of the total investment, we subscribed to ordinary shares and preferred shares of MMC, both of which were issued in March 2005, making investments of 51.3 billion yen and 18.7 billion yen, respectively. In addition, in January 2006 we invested 30.0 billion yen to purchase additional preferred shares issued by MMC as part of its capital reinforcement strategy. As a result, our risk exposure to MMC was roughly 215.0 billion yen as of September 30, 2007.

In addition to having direct business dealings with MMC, we cooperate with this automaker in countries around the world to conduct businesses centered on local sales companies and downstream business fields. Some examples are automobile-related distribution and sales companies in Asia and finance businesses in Europe. Our risk exposure to operating assets in connection with these dealings, investments in

businesses, advances and other related business was approximately 185.0 billion yen as of September 30, 2007.

Our total MMC-related risk exposure, including both the aforementioned risk exposure to MMC proper and our risk exposure to related business, was thus roughly 400.0 billion yen as of September 30, 2007.

-2- Investment in Sakhalin II Project

Mitsubishi Corporation, together with OAO Gazprom (Gazprom), Royal Dutch/Shell Group (hereinafter Shell) and Mitsui & Co., Ltd., is participating in the Sakhalin II Project, an LNG and crude oil development project on Sakhalin, Russian Federation, through a joint venture, Sakhalin Energy Investment Co., Ltd.

On April 18, 2007 (Moscow time), Mitsubishi Corporation, Shell and Mitsui & Co. signed a Sale and Purchase Agreement with Gazprom and on the same day transferred some of their shares in Sakhalin Energy Investment. At present, Gazprom owns 50% of Sakhalin Energy Investment plus one share, while Shell, Mitsui & Co. and Mitsubishi Corporation have shareholdings of 27.5% less one share, 12.5% and 10%, respectively.

This project began first-stage development activities with the commencement of oil production in July 1999 and a final investment decision for stage-two development activities (year-round production of crude oil (currently on half-year basis) and LNG production) was made in May 2003. With stage-two development activities, which were commenced thereafter, now more than 80% complete, shipments of LNG are scheduled to begin in the latter half of 2008.

The total funds required for the second-stage development (of approximately US$20.0 billion per the revised development budget submitted to the Russian government in September 2005) were approved by the Supervisory Board of the Sakhalin II Project on April 16, 2007. The Supervisory Board is a special committee made up of representatives of the Russian Federation, Sakhalin Oblast, Sakhalin Energy Investment and its shareholders. On the same day, Sakhalin Energy Investment received approval for its revised Environmental Action Plan (EAP) that was submitted to Russian authorities in March 2007.

Sakhalin Energy Investment has remained the operator of the Sakhalin II Project even with Gazprom becoming its leading shareholder. Furthermore, Shell continues to license technology and provide technical support to the project. Sakhalin Energy Investment and its four shareholders have also agreed to jointly do their utmost to maintain the

schedule for supplying LNG to customers in Japan, South Korea and the U.S. West Coast with whom sales contracts have been agreed as well as to address risks associated with environmental issues and obtaining the necessary permits and approvals.

As of September 30, 2007, Mitsubishi Corporation held a 10% stake in Sakhalin Energy Investment and had invested approximately 180.0 billion yen in this company. The sale of shares to Gazprom means that Mitsubishi Corporation no longer applies the equity method to its investment in Sakhalin Energy Investment.

(7) Risks Related to Compliance

We are engaged in businesses in all industries through our many offices around the world. These activities subject us to a wide variety of laws and regulations. Specifically, we must comply with the Corporate Law, tax laws, Financial Products Exchange Law, anti-monopoly laws, trade-related laws, environmental laws and various business laws in Japan. In addition, in the course of conducting business overseas, we must abide by the laws and regulations in the countries and regions where we operate.

We have established a Compliance Committee, which is headed by a Chief Compliance Officer, who is at the forefront of our efforts to raise awareness of compliance. This officer also directs and supervises compliance with laws and regulations of the MC Group as a whole on a consolidated basis.

Notwithstanding these initiatives, compliance risks cannot be completely avoided. Failure to fulfill our obligations under related laws and regulations could affect our businesses and operating results.

(8) Risks From Natural Disasters

A natural disaster such as an earthquake that damages Mitsubishi Corporation's offices, facilities or systems could hinder business activities.

Mitsubishi Corporation has established adequate countermeasures, having prepared an employee safety check system; disaster contingency manual for business contingency plan (BCP) execution; earthquake-proof measures for buildings, facilities or systems (including backup of data); and introduced a program of disaster prevention drills. However, no amount of preparation of this sort can completely avoid the risk of damage caused by a natural disaster. Accordingly, damage from a natural disaster could affect the company's operating results.

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including energy, metals, machinery, chemicals and living essentials through our domestic and overseas network. We also are involved in diverse businesses by actively investing in areas such as natural resources development and project development. We are also engaged in diversified businesses such as creating new business models in new energy and the environment, medical health care and new technology related businesses. Some of our basic functions enhance the above activities and enable us to provide various services to customers.

Mitsubishi Corporation organizes business groups according to products and services. Products and services are managed through the business groups of the parent company, subsidiaries, and affiliated companies (Subsidiaries: 386, Affiliated companies: 187).

The following table shows products and services by business groups and major subsidiaries and affiliated companies.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATED COMPANIES
BUSINESS INNOVATION	IT, Medical Health Care, Media Consumer-Redated Business, New Energy & Environment-Related Business, etc.	IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO., LTD	MS COMMUNICATIONS CO., LTD. CREATE RESTAURANTS INC.
INDUSTRIAL FINANCE, LOGISTICS & DEVELOPMENT	Financial Services, Logistics Services, Project Development & Construstion, Leasing & Finance, Airline Business, etc.	MITSUBISHI CORPORATION LT, INC. MITSUBISHI CORP.-UBS REALTY INC. DIAMOND REALTY INVESTMENTS MC AVIATION FINANCIAL SERVICES (EUROPE)	MITSUBISHI AUTO LEASING HOLDINGS CORPORATION MITSUBISHI ORE TRANSPORT CO., LTD. LAWSON CS CARD, INC.
ENERGY BUSINESS	Petroleum Products, Carbon, Crude Oil, LPG, LNG, etc.	MITSUBISHI SHOJI SEKIYU CO., LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY., LTD.	JAPAN AUSTRALIA LNG(MIMI) PTY., LTD. BRUNEI LNG SENDIRIAN BERHAD
METALS	Ferrous Products, Coals, Ore, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, etc.	METAL ONE CORPORATION JECO CORPORATION MITSUBISHI DEVELOPMENT PTY., LTD.	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L.
MACHINERY	Power & Electrical Systems, Railways, Elevators, Plants, Ships, Automobiles, Industrial Machinery, Satellite & Aerospace, etc.	NIKKEN CORPORATION TRI PETCH ISUZU SALES CO., LTD. DIAMOND GENERATING CORPORATION MCE BANK GMBH	SPACE COMMUNICATIONS CORPORATION THE COLT CAR COMPANY LTD.
CHEMICALS	Petrochemical Products, Raw Material for Synthetic Fiber, Fertilizer, Functional Chemicals, Synthetic Raw Materials and Plastics, Food Additives, Feed Additives, Advanced Materials, etc.	MITSUBISHI SHOJI PLASTICS CORP. KOHJIN CO., LTD. MC FOODTECH CO., LTD. MITENI S.P.A.	SPDC LTD. METANOL DE ORIENTE, METOR, S.A. AROMATICS MALAYSIA SDN. BHD.
LIVING ESSENTIALS	Foods & Food Products, Textiles, General Merchandise, etc.	RYOSHOKU LTD. NOSAN CORPORATION TOYO REIZO CO., LTD. SAN-ESU INC. MEIDI-YA CORPORATION MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED	COCA-COLA CENTRAL JAPAN CO., LTD. KENTUCKY FRIED CHICKEN JAPAN LTD. LAWSON, INC. LIFE CORPORATION HOKUETSU PAPER MILLS, LTD. MITSUBISHI CEMENT CORPORATION
OTHER	Finance, Accounting, Personnel, General Affairs	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN) LTD. MITSUBISHI CORPORATION FINANCE PLC	
REGIONAL SUBSIDIARIES	Handling of a broad range of products, similar to the parent company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG) LTD.	

Note:

1. The total number of consolidated subsidiaries and equity-method affiliates represents companies which the company directly consolidates or to which it applies the equity method. 505 companies directly consolidated by subsidiaries as of September 30, 2007 are excluded from this total.
2. Towa Chemical Industry Co., Ltd. merged with Chuo Foods Material Co., Ltd. and MC Foodtech Co., Ltd. on August 1, 2007, with Towa Chemical as the surviving company. The name of the newly established company is Mitsubishi Shoji Food Tech Co., Ltd.

Management Policies

1. Medium-term Management Plan—INNOVATION 2007

In July 2004, Mitsubishi Corporation launched a four-year medium-term management plan called INNOVATION 2007. Covering the period from fiscal 2005, ended March 31, 2005, to fiscal 2008, ending March 31, 2008, INNOVATION 2007 envisioned a triple jump growth process—"hop," "step" and "jump." The first two years of the plan, fiscal 2005 and fiscal 2006, were designated as the "hop" period, with the subsequent two years, fiscal 2007 and fiscal 2008, the "step" stage. For this four-year period, Mitsubishi Corporation's management policy was to set the stage for sustained growth in the subsequent "jump" stage by embracing change.

Subsequently, in April 2006, Mitsubishi Corporation revised the numerical targets and investment plans for INNOVATION 2007 for the "step" period, while leaving the vision and basic concepts of this plan unchanged. By leveraging its strong financial position to increase new investments and strengthen existing businesses, Mitsubishi Corporation is targeting sustained growth.

In April 2007, Mitsubishi Corporation established the Business Innovation Group and the Industrial Finance, Logistics & Development Group. This move involved progressively reorganizing the Innovation Center, New Business Initiative Group and other related groups after Mitsubishi Corporation newly designated three fields—New Energy and the Environment, Medical Health Care, and Finance—as "Next-Generation Core Businesses" that should be developed by the entire company into key core businesses of the future. This organizational restructuring means that Mitsubishi Corporation now has seven business groups: Business Innovation; Industrial Finance, Logistics & Development; Energy Business; Metals; Machinery; Chemicals; and Living Essentials.

Under this new framework, Mitsubishi Corporation will push steadily forward with its plans in fiscal 2008, the final year of INNOVATION 2007, to lay the groundwork for sustained growth in the "jump" period.

(1) The Vision

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."

This vision entails leveraging the company's participation in all manner of industries on a global basis, one of its defining strengths. The objectives are to create new paradigms by changing industries based on market needs and to support the creation of new, next-generation industries. In this way, the company will help customers and contribute

widely to industries and society at large. Mitsubishi Corporation is therefore aiming to be "a new industry innovator" that contributes to society by growing while opening pathways to the future.

(2) Three Basic Concepts

As it aims to be "a new industry innovator," Mitsubishi Corporation will take management actions to achieve the following three basic concepts of INNOVATION 2007.

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)
2) Develop Human Assets
(Retain and Nurture Human Resources and Enhance Their Business Sensitivity)
3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

During the "hop" period, Mitsubishi Corporation made investments totaling approximately 700.0 billion yen. In the "step" period, having positioned it as a period for building on our achievements thus far to achieve sustained growth, we plan to invest around 1,200.0 billion yen over 2 years, mainly in the 2 fields below. We invested 450.0 billion yen of this amount in fiscal 2007 and plan to invest the remaining 750.0 billion yen in fiscal 2008. Our plan is to continue to strengthen our earnings base by expanding existing businesses, developing value chains, broadening our geographic reach, extending successful models to neighboring industries and taking other actions. At the same time, we will strengthen our trading capabilities.

a. Company-wide Promotion Fields

We have designated fields that are expected to grow in the future and where we can display our outstanding capabilities as Next-Generation Core Businesses. We will thus take a company-wide approach in developing these fields to grow them into businesses that generate earnings of a scale befitting a business group or division over the medium and long terms. Specifically, these three fields are New Energy and the Environment, Medical Health Care, and Finance. Efforts in this regard are being spearheaded by the Business Innovation Group and the Industrial Finance, Logistics & Development Group, which were established in April this year.

b. Strategic Fields

The energy, metal resources, metal products, overseas IPP, automobile, chemical products, food, paper-related and retail businesses have for many years been core

businesses of Mitsubishi Corporation. Having identified these as Strategic Fields, we will concentrate human and capital resources in these areas, which we expect to remain the backbone of our earnings going forward.

2) Develop Human Assets
(Retain and Nurture Human Resources and Enhance Their Business Sensitivity)

Mitsubishi Corporation is putting in place personnel systems and creating the environment for retaining and nurturing employees to support growth, motivating them further and enhancing their business sensitivity.

Specifically, we are giving top priority to developing reliable people with the ability to build businesses meeting customer needs, while at the same time securing and grooming people with the ability to function as CEOs and CFOs of our subsidiaries and affiliated companies. These activities are being led by the Center for Human Resources Development, which is advancing the development of human resources across the group on a global basis in an integrated manner.

Furthermore, by improving performance evaluation and remuneration systems, refining and establishing training programs and enhancing support systems for employees who are pregnant, raising children or have other family responsibilities, we are also endeavoring to create an environment in which it is even easier for many different types of people to work.

3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

To support its growth strategy, Mitsubishi Corporation is strengthening its management system by implementing the following sorts of initiatives.

a. Mitsubishi Corporation is strengthening management of its business portfolio by continuously putting in place structures to support management and in particular the prioritization of strategic business fields. Initiatives to date have included the introduction of balance sheet management methods; Mitsubishi Corporation Value Added (MCVA), a proprietary management indicator that measures a BU's degree of contribution to raising corporate value; and the Business Unit (BU) system, which categorizes BUs by strategic mission.

b. Regarding internal control systems, the Chief Compliance Officer is leading ongoing efforts to ensure compliance on a consolidated basis. At the same time, company-wide efforts are being made to maximize efficiency in business operations while upgrading risk management.

Furthermore, to further enhance the reliability of financial reporting, Mitsubishi Corporation has been proceeding with work on a consolidated basis to establish a framework for documenting, evaluating and improving the company-wide internal control system and processes for the preparation of financial statements based on the Financial Products Exchange Law and the U.S. Sarbanes-Oxley Act of 2002.

c. Mitsubishi Corporation is also refining management systems using IT and establishing systems that provide accurate group management information on a timely basis. We will continue to concentrate on these efforts through to fiscal 2010.

(3) <u>INNOVATION 2007 Medium-term Numerical Targets</u>

Mitsubishi Corporation's goal is ultimately to be a company that can consistently deliver consolidated net income of at least 400.0 billion yen* during the "jump" period following the end of INNOVATION 2007 by making new investments of around 1,200.0 billion yen and strengthening existing businesses in the "step" period.

We will also focus on ROE as a key management yardstick with the aim of achieving an average of 15% over the medium and long terms.

*This goal assumes no major change in the current economic environment. We may revise our target if there is such a major change.

(4) <u>Progress With Investment Plan</u>

In the first half of fiscal 2008 in the energy and metal resources fields, Mitsubishi Corporation made investments of 235.0 billion yen including the acquisition of working interests in oil and gas fields in Indonesia and the Gulf of Mexico, U.S.A., and expansion and development in a steel raw materials business in Australia. In addition, we took a number of proactive steps involving the investment of around 450.0 billion yen. We strengthened food businesses by making Nihon Shokuhin Kako Co., Ltd., Nitto Fuji Flour Milling Co., Ltd. and Nosan Corporation subsidiaries, as well as additional purchase of shares in SPDC Ltd. and made investments in real estate development funds.

At the same time, we realigned our asset portfolio through various actions such as selling some shares in Sakhalin Energy Investment Co., Ltd. As a result, our investment assets, such as fixed assets and investment securities, increased approximately 260.0 billion yen during the interim period.

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
September 30, 2007 (unaudited) and March 31, 2007

ASSETS	Millions of Yen		
	Sept. 30 2007	Mar. 31 2007	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	958,547	754,776	203,771
Time deposits	10,631	12,736	-2,105
Short-term investments	91,453	129,343	-37,890
Receivables-trade:			
Notes and loans	635,155	601,881	33,274
Accounts	3,026,891	2,828,042	198,849
Affiliated companies	222,605	232,741	-10,136
Allowance for doubtful receivables	(37,775)	(35,779)	-1,996
Inventories	992,514	913,383	79,131
Advance payments to suppliers	136,904	164,103	-27,199
Deferred income taxes	35,516	40,712	-5,196
Other current assets	206,305	229,881	-23,576
Total current assets	6,278,746	5,871,819	406,927
Investments and non-current receivables:			
Investments in and advances to affiliated companies	1,107,149	1,304,817	-197,668
Other investments	2,544,273	2,177,320	366,953
Non-current notes, loans and accounts receivable-trade	496,872	477,704	19,168
Allowance for doubtful receivables	(39,145)	(46,164)	7,019
Total investments and non-current receivables	4,109,149	3,913,677	195,472
Property and equipment- net	1,604,341	1,380,203	224,138
Other assets	337,058	319,965	17,093
Total	12,329,294	11,485,664	843,630

Mitsubishi Corporation and subsidiaries

CONSOLIDATED BALANCE SHEETS (US GAAP)

September 30, 2007 (unaudited) and March 31, 2007

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		
	Sept. 30 2007	Mar. 31 2007	Increase or [-]decrease
Current liabilities:			
Short-term debt	1,094,627	612,573	482,054
Current maturities of long-term debt	380,932	346,786	34,146
Payables-trade:			
Notes and acceptances	240,569	239,346	1,223
Accounts	2,505,416	2,453,544	51,872
Affiliated companies	120,420	147,659	-27,239
Advances from customers	129,038	146,474	-17,436
Accrued income taxes	67,937	152,858	-84,921
Other accrued expenses	127,761	139,919	-12,158
Other current liabilities	310,082	277,556	32,526
Total current liabilities	4,976,782	4,516,715	460,067
Long-term debt, less current maturities	2,920,224	2,865,008	55,216
Accrued pension and severance liabilities	52,201	46,599	5,602
Deferred income taxes	604,938	566,446	38,492
Other long-term liabilities	303,934	222,894	81,040
Minority interests	346,755	317,071	29,684
Shareholders' equity:			
Common stock	201,251	199,228	2,023
Additional paid-in capital	257,187	254,376	2,811
Retained earnings:			
Appropriated for legal reserve	40,817	38,640	2,177
Unappropriated	2,020,612	1,832,350	188,262
Accumulated other comprehensive income:			
Net unrealized gains on securities available for sale	682,081	627,523	54,558
Net unrealized gains on derivatives	16,499	2,759	13,740
Defined benefit pension plans	3,048	2,228	820
Foreign currency translation adjustments	54,570	(4,787)	59,357
Less treasury stock	(151,605)	(1,386)	-150,219
Total shareholders' equity	3,124,460	2,950,931	173,529
Total	12,329,294	11,485,664	843,630

Mitsubishi Corporation and subsidiaries

CONSOLIDATED STATEMENTS OF INCOME (US GAAP)

for the six months ended September 30, 2006, 2007 (unaudited) and for the year ended March 31, 2007

	Millions of yen				
	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2007	Increase or [-]decrease	%	Year ended Mar. 31, 2007
Revenues:					
Revenues from trading, manufacturing and other activities	2,126,703	2,431,967	305,264	14.4	4,362,550
Trading margins and commissions on trading transactions	362,384	378,565	16,181	4.5	724,250
Total revenues	2,489,087	2,810,532	321,445	12.9	5,086,800
Cost of revenues from trading, manufacturing and other activities	(1,923,187)	(2,219,439)	-296,252	15.4	(3,938,699)
Gross profit	565,900	591,093	25,193	4.5	1,148,101
Expenses and other:					
Selling, general and administrative	(358,755)	(401,200)	-42,445	11.8	(734,706)
Provision for doubtful receivables	(2,189)	198	2,387	/	(1,265)
Interest expense - net	(5,801)	(4,851)	950	-16.4	(14,263)
Dividend income	64,958	60,566	-4,392	-6.8	133,506
Gain on marketable securities and investments - net	56,206	30,526	-25,680	/	86,770
Gain on property and equipment-net	987	168	-819	/	(7,594)
Other income (expense) - Net	(6,223)	8,816	15,039	/	(15,007)
Total expenses and other	(250,817)	(305,777)	-54,960	/	(552,559)
Income from consolidated operations before income taxes	315,083	285,316	-29,767	-9.4	595,542
Income taxes	(121,614)	(94,199)	27,415	/	(281,134)
Income from consolidated operations	193,469	191,117	-2,352	-1.2	314,408
Minority interests in income of consolidated subsidiaries	(20,550)	(24,846)	-4,296	/	(45,371)
Equity in earnings of affiliated companies	61,913	71,454	9,541	15.4	146,858
Net income	234,832	237,725	2,893	1.2	415,895

NOTE:

The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19,"Reporting Revenue Gross as a Principal versus Net as an Agent."

Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.

The figures are as follows.

	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2007	Increase or [-] decrease	%	Year ended Mar. 31, 2007
Operating transactions	9,835,687	11,072,612	1,236,925	12.6	20,516,264
Operating income	204,956	190,091	-14,865	-7.3	412,130

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US GAAP)

for the six months ended September 30, 2007 (unaudited) and the year ended March 31, 2007

	Millions of Yen	
	2007 Apr.2007-Sept.2007	2006 Apr.2006-Mar.2007
Shareholders' Equity		
Common stock		
Balance, beginning of period	199,228	197,818
Issuance of common stock upon exercise of stock options	235	423
Issuance of common stock upon conversion of convertible bonds	1,788	987
Balance, end of period	201,251	199,228
Additional paid-in capital		
Balance, beginning of period	254,376	251,598
Compensation expense related to stock options	758	1,246
Issuance of common stock upon exercise of stock options	235	423
Issuance of common stock upon conversion of convertible bonds	1,787	987
Gains on sales of treasury stock	31	122
Balance, end of period	257,187	254,376
Retained earnings appropriated for legal reserve:		
Balance, beginning of period	38,640	37,695
Transfer from unappropriated retained earnings	2,177	945
Balance, end of period	40,817	38,640
Unappropriated retained earnings:		
Balance, beginning of period	1,832,350	1,450,012
Cumulative effect of changes in accounting principles, net of tax	-	(4,563)
Net income	237,725	415,895
Total	2,070,075	1,861,344
Deduct:		
Cash dividends paid	(47,286)	(67,475)
Transfer to retained earnings appropriated for legal reserve	(2,177)	(945)
Total	(49,463)	(68,420)
The effect of change in fiscal year-end of certain subsidiaries	-	39,426
Balance, end of period	2,020,612	1,832,350
Accumulated other comprehensive income (loss) (net of tax):		
Balance, beginning of period	627,723	443,258
Other comprehensive income (loss)	128,475	172,432
Adjustment to initially apply FASB Statement No. 158, net of tax	-	2,951
The effect of change in fiscal year-end of certain subsidiaries	-	9,082
Balance, end of period	756,198	627,723
Treasury stock:		
Balance, beginning of period	(1,386)	(1,117)
Purchases-net	(150,219)	(269)
Balance, end of period	(151,605)	(1,386)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for the six months ended September 30, 2007 (unaudited) and the year ended March 31, 2007

	Millions of Yen	
	2007 Apr.2007-Sept.2007	2006 Apr.2006-Mar.2007
Comprehensive Income (loss)		
Net income	237,725	415,895
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	54,558	80,340
Unrealized gains on derivative instruments	13,740	9,917
Defined benefit pension plans	820	-
Minimum pension liability adjustments	-	1,831
Foreign currency translation adjustments	59,357	80,344
Other comprehensive income (loss)	128,475	172,432
Comprehensive Income (loss)	366,200	588,327

Note. As for "The effect of change in fiscal year-end of certain subsidiaries", please see Note 3. of "Basis of Consolidated Financial Statements".

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP)
for the six months ended September 30, 2006, 2007 (unaudited) and for the year ended March 31, 2007

	Millions of Yen		
	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2007	Year ended Mar. 31, 2007
I. Operating activities:			
Net income	234,832	237,725	415,895
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	66,000	75,144	135,471
Provision for doubtful receivables	2,189	(198)	1,265
Gain on marketable securities and investments - net	(56,206)	(30,526)	(86,770)
Loss (Gain) on property and equipment - net	(987)	(168)	7,594
Equity in earnings of affiliated companies, less dividends received	(18,065)	(12,954)	(61,576)
Changes in operating assets and liabilities:			
Short-term investments -trading securities	12,622	3,127	24,692
Notes and accounts receivable - trade	(65,248)	(151,951)	(160,843)
Inventories	3,962	(80,443)	(67,103)
Notes, acceptances and accounts payable - trade	90,014	(16,567)	179,426
Other - net	(29,635)	1,133	91,053
Net cash provided by operating activities	239,478	24,322	479,104
II. Investing activities:			
Net increase in property and equipment and other assets	(73,738)	(147,695)	(119,087)
Net decrease (increase) in investments	(75,559)	26,234	(166,126)
Net decrease in loans receivable	18,981	23,875	5,626
Net decrease (increase) in time deposits	(4,290)	2,843	(2,053)
Net cash used in investing activities	(134,606)	(94,743)	(281,640)
III. Financing activities:			
Net increase (decrease) in short-term debt	(48,514)	422,660	(62,752)
Net increase (decrease) in long-term debt	61,414	72,117	(9,757)
Purchases of treasury stock	(23)	(150,114)	(48)
Payment of dividends	(37,097)	(47,286)	(67,475)
Payment of dividends to minority interests	(11,675)	(21,864)	(18,325)
Other - net	356	470	790
Net cash provided by (used in) financing activities	(35,539)	275,983	(157,567)
IV. Effect of exchange rate changes on cash and cash equivalents	(1,713)	(1,791)	18,716
V. Effect of change in fiscal year-end of certain subsidiaries	—	—	49,846
VI. Net increase in cash and cash equivalents	67,620	203,771	108,459
VII. Cash and cash equivalents, beginning of period	646,317	754,776	646,317
VIII. Cash and cash equivalents, end of period	713,937	958,547	754,776

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (*the Company*) and its subsidiaries (collectively, *the companies*) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The significant differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments
(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)
(3) Derivative instruments and hedge accounting
(4) Pension and retirement benefit accounting (Underfunded obligations and overfunded obligation are recognized as assets, liabilities and other comprehensive income (loss) for U.S. GAAP)
(5) Accounting for business combinations and goodwill and other intangible assets

Regarding the accounting polities, the section has been omitted because there have been no major changes to the information in Mitsubishi Corporation's most recent financial report (*Yukashoken Hokokusho*), which was submitted on June 26, 2007.

2. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Sept. 30, 2007	As of Mar.31, 2007	Increase or [-] decrease
Consolidated subsidiaries	386	379	7
Equity-method affiliates	187	194	-7
Total	573	573	-

Note: The total number of consolidated subsidiaries and equity-method affiliates represents companies which the Company directly consolidates or to which it applies the equity method. 505 companies and 469 companies directly consolidated by subsidiaries as of September 30, 2007 and March 31, 2007, respectively, are excluded from this total..

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: NOSAN CORPORATION(transferred from equity-method affiliates) and others (20 companies in total)

Excluded: MURAKAWA and others (13 companies in total)

[Equity-method affiliates]

New: YONEKYU CO., NIKKEI MC ALUMINUM (transferred from subsidiary), ENERGI MEGA PRATAMA and others (8 companies in total)

Excluded: SAKHALIN ENERGY INVESTMENT and others (15 companies in total)

3. Change in Fiscal Year ends of Subsidiaries

In fiscal year ended March 2007, certain subsidiaries changed their fiscal year ends to March 31 mainly from December 31, to increase the timeliness and clarity of the companies' consolidated financial position and results of operations. The periodic accounting of earnings and losses for the months that exceeds 12 months were directly credited or charged through the unappropriated retained earnings in order to maintain the comparability of periodic earnings.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2007 (unaudited) and 2006

[Operating Segment Information]

Six months ended September 30, 2006

	Millions of Yen										
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	16,987	19,932	39,685	192,837	83,485	40,764	167,931	561,621	3,555	724	565,900
Equity in earnings of affiliated companies	1,137	1,968	17,030	18,177	9,792	5,679	9,290	63,073	5	(1,165)	61,913
Net income	(821)	23,966	26,716	99,553	24,628	11,912	23,326	209,280	24,577	975	234,832
Segment assets	160,981	730,270	1,444,955	2,922,380	2,054,679	746,173	2,037,055	10,096,493	1,223,904	(723,169)	10,597,228
Operating transactions:											
External customers	107,620	62,907	2,108,701	2,548,195	1,511,951	1,070,396	2,405,685	9,815,455	20,709	(477)	9,835,687
Intersegment	8,063	13,322	1,828	3,711	692	2,416	2,022	32,054	1,057	(33,111)	-
Total	115,683	76,229	2,110,529	2,551,906	1,512,643	1,072,812	2,407,707	9,847,509	21,766	(33,588)	9,835,687

Six months ended September 30, 2007

	Millions of Yen										
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	20,400	23,040	44,616	161,514	101,929	46,735	188,752	586,986	7,908	(3,801)	591,093
Equity in earnings of affiliated companies	1,135	(184)	20,460	21,409	13,337	5,462	10,499	72,118	(43)	(621)	71,454
Net income	(1,069)	4,672	40,631	82,395	34,204	19,614	25,428	205,875	25,622	6,228	237,725
Segment assets	188,298	743,756	1,860,689	3,449,247	2,285,656	876,772	2,321,908	11,726,326	1,485,440	(882,472)	12,329,294
Operating transactions:											
External customers	121,525	79,511	2,210,906	2,930,611	1,920,096	1,227,166	2,542,422	11,032,237	41,513	(1,138)	11,072,612
Intersegment	14,232	13,857	6,976	1,369	1,572	3,097	2,192	43,295	1,268	(44,563)	-
Total	135,757	93,368	2,217,882	2,931,980	1,921,668	1,230,263	2,544,614	11,075,532	42,781	(45,701)	11,072,612

NOTE:

1. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
   Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
2. "Other" represents the Corporate Staff Section which primarily provides services and operational support to the companies and affiliates.
   This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments.
   Unallocated corporate assets categorized in "Other" were 1,223,904 million yen and 1,485,440 million yen at September 30, 2006 and 2007 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
3. As of April 1, 2007, the companies have reorganized the Innovation Center in "Eliminations or Unallocated" and "New Business Initiative Group" with other related Groups ("Energy Business", "Metals" and "Machinery") and have estabilished the "Business Innovation Group" and the "Industrial Finance, Logistics & Development Group." The consolidated financial position and the results of operations of related reportable operating segments for the six months ended September 30, 2006 have also been reclassified accordingly.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2006 and 2007 (unaudited)

[Geographic Segment Information]

	Millions of Yen		
	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2007	Increase or [-] decrease
I Operating transactions			
Japan	7,805,877	8,638,110	832,233
U.S.A.	678,495	730,628	52,133
Thailand	288,453	337,080	48,627
Other	1,062,862	1,366,794	303,932
Total	9,835,687	11,072,612	1,236,925
II Gross profit			
Japan	339,929	363,127	23,198
Australia	96,027	65,278	-30,749
U.S.A.	32,527	38,045	5,518
Other	97,417	124,643	27,226
Total	565,900	591,093	25,193
III Long-lived assets			
Japan	606,728	680,792	74,064
Australia	253,232	326,526	73,294
U.S.A.	89,648	179,392	89,744
Canada	71,869	78,675	6,806
Other	232,508	221,465	-11,043
Total	1,253,985	1,486,850	232,865

NOTE:

1. The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."
2. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Mitsubishi Corporation and subsidiaries
EARNINGS PER SHARE (US GAAP)
for the six months ended September 30, 2006 and 2007 (unaudited) and for the year ended March 31, 2007

	Millions of yen		
	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2007	Year ended Mar. 31, 2007
Numerator :			
Net income	234,832	237,725	415,895
Effect of dilutive securities			
Japanese yen convertible bonds	(17)	(26)	(29)
Diluted income	234,815	237,699	415,866
Denominator :			
Basic weighted-average common shares outstanding	1,686,699	1,677,469	1,687,066
Effect of dilutive securities			
Stock options	3,013	3,424	2,933
Japanese yen convertible bonds	6,372	5,328	6,184
Diluted outstanding shares	1,696,084	1,686,221	1,696,183
Per share amount :			
Basic	139.23	141.72	246.52
Diluted	138.45	140.97	245.18

FY2008 Interim Results
- Supplement -

October 31, 2007

Mitsubishi Corporation

RECEIVED
2007 NOV -6 A 5:
CORPORATE FI

Major Year-on-Year Changes

(Billion Yen)	Six months ended Sept.30,2006	Six months ended Sept.30,2007	Increase or decrease	%
Operating Transactions	9,835.7	11,072.6	1,236.9	13%
Gross profit	565.9	591.1	25.2	4%
Operating income	205.0	190.1	-14.9	-7%
Consolidated net income	234.8	237.7	2.9	1%
Core earnings	328.3	317.1	-11.2	-3%


(Billion Yen)
Gross Profit by Segment
600.0
550.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
17.0
83.5
40.8
167.9
20.4
101.9
46.7
188.8
Sept. 30, 2006
Sept. 30, 2007
Business Innovation
Industrial Finance, Logistics & Development
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Historical record (Interim period)

- **Operating transactions…Historical High**
  (The previous highest was 9.9 trillion yen in Sept. 1990)
- **Gross profit…Historical high**
  (The previous highest was 565.9 billion yen in Sept. 2006)
- **Operating income…Second highest**
  (The highest was 205.0 billion yen in Sept. 2006)
- **Consolidated net income…Historical high**
  (The previous highest was 234.8 billion yen in Sept. 2006)
- **Core earnings…Second highest**
  (The highest was 328.3 billion yen in Sept. 2006)

Year-on-Year Changes of Consolidated Net Income (by business segment)


(Billion Yen)
245
195
145
95
45
-5
-0.8
24.6
11.9
23.3
25.5
4.7
34.2
19.6
25.4
31.9
-1.1
Sept. 30, 2006
Sept. 30, 2007
Business Innovation
Industrial Finance, Logistics & Development
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Resources Prices

	Sept. 2006	Sept. 2007	Increase or decrease
Crude oil (Dubai) ($/BBL)	65.3	67.4	2.1
Copper ($/MT)	7,440	7,677	237
Aluminum ($/MT)	2,568	2,654	86

Reasons for changes by business segment

Business Innovation (- 0.3 billion yen)
... Reflects absence of gains on sale of shares recorded in previous fiscal year, etc.

Industrial Finance, Logistics & Development (- 80%)
... Reflects absence of gain on sale of Diamond City shares recorded in the previous fiscal year, and increase due to absence of foreign currency-related losses at finance subsidiary. Other businesses were generally strong.

Energy Business (+ 52%)
... Reflects increase in gross profit at overseas resource-related subsidiaries due to rising crude oil prices and increased transactions as well as gain on sale of shares in Sakhalin Energy Investment.

Metals (- 17%)
... Decrease in earnings due to lower sales price at Australian coking coal subsidiary.

Machinery (+ 39%)
... Increase in earnings due to new consolidations in overseas IPP business, as well as recovery of auto market in Asia. Also reflects foreign exchange rate movements.

Chemicals (+ 65%)
... Increase due to strong transactions at overseas subsidiaries and tax benefits from higher equity interest in petrochemical business-related company.

Living Essentials (+ 9%)
... Despite absence of fiscal 2007 gains on sale of shares, higher earnings were due to strong results in food-related businesses.

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
3.0
2.0
1.0
0.0
3,430.3
1,504.5
2.3
3,148.7
2,379.3
1.3
3,046.3
2,950.9
1.0
3,419.9
3,124.5
1.1
March 2005
March 2006
March 2007
Sept. 2007
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity-ratio (Net)

Reasons for changes in shareholders' equity (Compared to March 31, 2007)

1. Increase in retained earnings (190.4 billion yen)
…effect of higher interim net income

2. Increase in net unrealized gains on securities available for sale (54.6 billion yen)
…Increase in unrealized gains on listed overseas shares

3. Improvement in foreign currency translation adjustments (59.4 billion yen)
…effect of weaker yen against Australian dollar, euro and other currencies

3.Decrease due to acquisition of treasury stock (-150.1 billion yen)

Outlook for the Fiscal Year Ending March 2008

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions.

Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

(Billion Yen)	FY2007 (a)	Outlook for FY2008 (Original forecast of April 27, 2007) (b)	Outlook for FY2008 (revised) (c)	Change from Original forecast (c)-(b)
Operating transactions	20,516.3	19,500.0	22,000.0	2,500.0
Gross profit	1,148.1	1,180.0	1,220.0	40.0
Operating income	412.1	385.0	385.0	0
Consolidated net income	415.9	400.0	430.0	30.0
Core earnings	679.5	615.0	650.0	35.0

Basic Assumptions for the FY2008 Outlook

	Result for the first half (a)	Assumptions for the second half (b)	Average for the year (c)	Original assumptions of April 2007 (d)	Increase or decrease (c)-(d)	Sensitivities to consolidated net income
Foreign Exchange (YEN/$)	119.4	115.0	117.2	115.0	2.2	±1 yen per 1 US$ ⇒ ±2.4 billion yen
Yen Interest (%)TIBOR	0.73	1.10	0.92	0.90	0.02	Majority of the effect of interest rates rising is offset with an increase in operating and investment profits. However, if the interest rates increase rapidly, the effect temporarily occurs.
US$ Interest (%)LIBOR	5.40	5.41	5.41	5.40	0.01	
Crude oil prices ($/BBL) (Dubai)	67.4	70.8	69.1	57.0	12.1	±US$1 per barrel ⇒ ±1.0 billion yen
Copper($/MT)	7,677	7,055	7,366	6,724	642	±US$100 per MT ⇒ ±0.8 billion yen
Aluminum($/MT)	2,654	2,400	2,527	2,700	-173	±US$100 per MT ⇒ ±1.0 billion yen

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

RECEIVED
2007 NOV -6 A 5: --

Translation of report filed with the Tokyo Stock Exchange on October 31, 2007

Mitsubishi Corporation Revises Fiscal 2008 (year ending March 31, 2008) Interim Dividend and Annual Dividend Forecast

Mitsubishi Corporation today announced revisions to forecasts issued on April 27, 2007 concerning dividends per share applicable to fiscal 2008 (year ending March 31, 2008). Details are as follows.

1. Reason for Revising Interim Dividend and Annual Dividend Forecast

Mitsubishi Corporation bases its dividend policy on the use of retained earnings to make investments that will drive growth and maximize corporate value. Based also on consideration of the financial condition of the parent company, the need for funds to invest and other factors, Mitsubishi Corporation's basic policy is to link dividends with consolidated net income with the target of a consolidated payout ratio of 15% or more.

At the end of April this year, the company announced plans to pay an annual ordinary dividend of around 46 yen per common share for fiscal 2008 in accordance with this basic policy, providing it achieved its then full-year consolidated net income forecast of 400.0 billion yen.

In light of today's upward revision of projected fiscal 2008 consolidated net income to 430.0 billion yen, Mitsubishi Corporation has also raised its initial forecast for the annual ordinary dividend per common share by 6 yen to around 52 yen, providing it achieves the revised consolidated net income forecast. This dividend forecast also takes into account the share buyback conducted in August this year. The final dividend proposal for shareholder approval will be decided based on fiscal 2008 consolidated net income, which will be determined in April 2008.

Regarding the interim dividend for fiscal 2008, the Board of Directors today passed a resolution setting the interim dividend per common share at 26 yen, half of the projected annual ordinary dividend. This is 3 yen more than the 23 yen forecast announced in April this year and 8 yen higher than the 18 yen interim dividend for fiscal 2007.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

2. Dividends Applicable to Fiscal 2008 (year ending March 31, 2008)

	Interim Dividend	Year-end Dividend Forecast	Annual Dividend Forecast
Previous forecast (announced April 27, 2007)	23 yen	23 yen	46 yen
Revision	26 yen	26 yen	52 yen

(Reference)

Fiscal 2007	18 yen	28 yen	46 yen

Note: The above forecasts are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results and dividends to differ materially from those projected.

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on October 31, 2007

Mitsubishi Corporation Announces Corporate Divestiture of Automobile Brake Hose-related Businesses

Mitsubishi Corporation (MC) has decided to conclude a corporate divestiture agreement transferring rights and obligations held in brake hose-related businesses it conducts to wholly owned subsidiary Flexitech Holding K.K. Details are as follows.

1. Aim of the Corporate Divestiture

The aim is to expedite decision-making in preparation for future business development by transferring rights and obligations in Mitsubishi Corporation's brake hose-related businesses to the recently established Flexitech Holding, which is a wholly owned MC subsidiary.

2. Overview of the Corporate Divestiture

(1) Schedule

Board of Directors meeting approving corporate divestiture: October 31, 2007

Conclusion of corporate divestiture agreement: October 31, 2007

Scheduled date of corporate divestiture (effective date): December 6, 2007

Stock certificate transfer date: December 6, 2007

*As this corporate divestiture falls within the definition of a simplified absorption-type corporate divestiture in terms of Article 784-3 of the Company Law of Japan, shareholder approval of the corporate divestiture agreement will not be sought.

(2) Corporate Divestiture Method

As the divesting company, Mitsubishi Corporation will spin off and transfer the applicable businesses to Flexitech Holding, which is the succeeding company.

(3) Decrease in Common Stock, etc. Due to Corporate Divestiture

There will be no change in Mitsubishi Corporation's common stock, etc. due to this corporate divestiture.

(4) Handling of Stock Acquisition Rights and Bonds With Stock Acquisition Rights of Divesting Company

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Mitsubishi Corporation has issued stock acquisition rights and bonds with stock acquisition rights, but there will be no change in the handling of these due to this corporate divestiture.

(5) Rights and Obligations Assumed by the Succeeding Company

6,041 issued common shares of U.S. company Flexitech, Inc.

Trade receivables owned by Mitsubishi Corporation with regard to Yonei & Co., Ltd.

Contractual status and rights and obligations related to advisory business with Yonei & Co., Ltd.

Flexitech Holding will not take over any obligations or employment contracts from Mitsubishi Corporation.

(6) Prospects for Fulfillment of Financial Obligations

Mitsubishi Corporation is expected to fulfill all obligations following this corporate divestiture.

Because Flexitech Holding will not take over any obligations from Mitsubishi Corporation, it has no obligations to fulfill with respect to this corporate divestiture.

3. Profiles of the Companies Concerned With This Corporate Divestiture

(1) Profile of the Divesting Company (As of March 31, 2007)

(1) Company	Mitsubishi Corporation
(2) Business Activities	MC is involved in a broad and diverse range of businesses. These include domestic and overseas trading of products in the fields of energy, metals, machinery, chemicals and living essentials. MC also provides diverse types of business services in the areas of information, financing, logistics and other services, while investing in business projects on a global scale.
(3) Date Established	April 1, 1950
(4) Head Office	3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo
(5) President and CEO	Yorihiko Kojima
(6) Common Stock	199.2 billion yen
(7) Shares of Common Stock Issued	1,689,902,896
(8) Net Assets	1,705.7 billion yen
(9) Total Assets	6,188.7 billion yen
(10) Fiscal Year-end	March 31

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(11) No. of Employees		5,375 (does not include temporary employees)		
(12) Main Trading Partners		Sales: The Tokyo Electric Power Company, Incorporated, Nippon Oil Corporation Suppliers: Mitsubishi Heavy Industries, Ltd., Saudi Arabian Oil Company		
(13) Principal Shareholders and Shareholdings		The Master Trust Bank of Japan, Ltd. (Trust Account) 7.11% Tokio Marine & Nichido Fire Insurance Co., Ltd. 5.51% Japan Trustee Services Bank, Ltd. (Trust Account) 4.66%		
(14) Main Banks		The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation		
(15) Relationship to Succeeding Company		Flexitech Holding is a subsidiary of Mitsubishi Corporation, which owns all its issued shares.		
(16) Operating Results for Three Most Recent Years		Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005
	Operating transactions	10,890.0billion yen	11,078.5 billion yen	9,961.9 billion yen
	Operating income	13.9 billion yen	8.0 billion yen	21.2 billion yen
	Ordinary income	348.6 billion yen	193.0 billion yen	110.3 billion yen
	Net income	320.4 billion yen	141.8 billion yen	66.1 billion yen
	Basic net income per share	189.85 yen	87.07 yen	42.11 yen
	Dividend per share	46.00 yen	35.00 yen	18.00 yen
	Net assets per share	1,009.63 yen	836.39 yen	589.67 yen

(2) Profile of the Succeeding Company (As of September 10, 2007)

(1) Company	Flexitech Holding K.K.
(2) Business Activities	Development, manufacture and sales of rubber products and related accessory items
(3) Date Established	September 10, 2007
(4) Head Office	3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo
(5) President and CEO	Katsuhiko Aoki

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(6) Common Stock	50 million yen
(7) Shares of Common Stock Issued	1
(8) Net Assets	100 million yen
(9) Total Assets	100 million yen
(10) Fiscal Year-end	March 31
(11) No. of Employees	0
(12) Main Trading Partners	Not applicable as newly formed in September 2007
(13) Principal Shareholder and Shareholding	Mitsubishi Corporation 100%
(14) Main Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15) Relationship to Divesting Company	Mitsubishi Corporation owns 100% of the issued shares of Flexitech Holding as its parent company.
(16) Operating Results for Three Most Recent Years	Not applicable as newly formed in September 2007

4. Details of Businesses to Be Divested

(1) Details of Businesses to Be Divested

Mitsubishi Corporation will divest automobile brake hose-related businesses, mainly the advisory business with Yonei & Co., Ltd., as well as the holding and management of Flexitech, Inc. shares.

(2) Fiscal 2007 Operating Results of These Businesses (Billion yen)

Both the net sales and ordinary income of the businesses to be divested are immaterial, accounting for less than 0.1% of Mitsubishi Corporation's overall results.

	Results of Businesses to Be Divested (A)	Results of Mitsubishi Corporation (B)	Share (A/B)
Net sales	-	10,890.0	-
Ordinary income	-	348.6	-

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(3) Assets, Liabilities and Book Values of Assets and Liabilities to Be Divested (As of March 31, 2007; unit: 100 million yen)

Assets	
Item	Book Value
Affiliated company shares	0.84
Trade receivables relating to Yonei & Co., Ltd.	-

※ There are no liabilities

5. Status of Listed Company After Corporate Divestiture

There will be no change in Mitsubishi Corporation's corporate name, business activities, head office address, president and CEO, common stock or fiscal year-end. Moreover, this corporate divestiture will have only a negligible effect on Mitsubishi Corporation's operating results.

###

Mitsubishi Corporation

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RECEIVED
2007 NOV -5 A 5:-7

Translation of report filed with the Tokyo Stock Exchange on October 31, 2007

Mitsubishi Corporation Announces Establishment of New Subsidiary

Mitsubishi Corporation today announced the establishment of a new subsidiary for the purpose of making fund investments, as detailed below.

1. Reason for Establishment

Mitsubishi Corporation has established MC GLOBAL VOYAGER FUND LIMITED to consolidate fund investments previously owned and managed directly and indirectly. This move is aimed at increasing the overall efficiency of investment management operations in terms of cost, accounting, office management and other aspects.

2. Overview of Newly Established Subsidiary

(1) Company	MC GLOBAL VOYAGER FUND LIMITED
(2) Representative	Kazuaki Nishimura
(3) Address	P.O. BOX 309 GT UGLAND HOUSE, SOUTH CHURCH STREET, GEORGE TOWN, GRAND CAYMAN, CAYMAN ISLANDS
(4) Established	June 27, 2007
(5) Main business activity	Fund investment
(6) Fiscal year-end	February
(7) Paid-in capital	US$641,000,000
(8) Shareholding	100%-owned by Mitsubishi Corporation

###

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED

2007 NOV -5 A 5: 27

October 31, 2007
Our ref. No. PI 160

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Announces Commencement of Tender Offer**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

Mitsubishi Corporation

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October 31, 2007

Mitsubishi Corporation Announces Commencement of Tender Offer

Mitsubishi Corporation (hereinafter called "the Company" or "the Tender Offeror") resolved as below that it will launch a tender offer for the Common Stock of Kentucky Fried Chicken Japan, Ltd. (listed at the second section of the Tokyo Stock Exchange, code 9873, hereinafter called "the Subject Company") at the board of directors on October 31, 2007.

1. Purpose of the Tender Offer

(1) Background and Reasons for Making the Tender Offer

The Company currently holds 7,150,605 shares of Subject Company common stock (representing approximately 31.11% of all issued shares of Subject Company common stock as of May 31, 2007) and accounts for the Subject Company as an equity-method affiliate under accounting principals generally accepted in Japan. The Company is conducting the Tender Offer for the purpose of making the Subject Company a consolidated subsidiary through the acquisition of 7,151,000 shares which are all of those thatcan be tendered into the Tender Offer out of 7,151,100 shares of Subject Company common stock (representing approximately 31.11% of Subject Company common stock as of May 31, 2007) currently held by Kentucky Fried Chicken Corporate Holdings Ltd. ("US KFC"; such stake referred to below as the "US KFC Holding Stake").

Under the Company's medium term management plan "Innovation 2007", in order to start a "new chapter" for the Company reflecting changes in the business environment and contemporary culture, the Company has been reinforcing its business presence and internal systems and actively investing in businesses with future prospects in order to achieve mid- to long-term sustainable growth. Within the living essentials field, in order to respond to demands of consumers expressing concerns over food safety, the Company has strengthened its value chain by putting collection, exports/processing, distribution/wholesale and retailing under one control.

The Subject Company was established by the Company and US KFC with equal ownership in 1970 for purposes of strengthening the Company's downstream presence in the animal feed/husbandry field and entry into the restaurant business. The Subject Company started its fast food restaurant business using the store name of Kentucky Fried Chicken under license provided by Kentucky Fried Chicken International Holdings, Inc. The Subject Company later entered into the pizza deliver business using the store name of Pizza Hut and has become a leading restaurant chain company in Japan with approximately 1,500 stores for both Kentucky Fried Chicken and Pizza Hut. During 37 years following the inception of the Subject Company, US KFC and its group

Mitsubishi Corporation
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companies have become subsidiaries of Yum! Brands, Inc. of the United States (herein referred to as "Yum!", and together with its group companies, collectively referred to as "Yum! Group"), and the Company has since continued to enjoy its positive relationship with the Subject Company and Yum! Group.

US KFC and the Company have remained the two leading shareholders of the Subject Company, with almost equal level of ownership (the two shareholders own over 30% of the Subject Company, respectively), even after the Subject Company was listed on the Second Section Market of Tokyo Stock Exchange Inc. ("Tokyo Stock Exchange") in 1990. Given Yum! Group's desire to strengthen its position as a licensor rather than a shareholder, the Company began to consider the possibility of acquiring the US KFC Holding Stake through a privately negotiated agreement between US KFC and the Company. The Company ultimately decided to pursue acquisition of the US KFC Holding Stake in order to resolve management issues at the Subject Company stemming from having two leading shareholders who each own over a 30% stake in the Subject Company, despite the need for the Subject Company to take initiative in a fast-changing restaurant business. Following this determination, the Company discussed with US KFC and reached an agreement that clarifying the roles of US KFC as licensor and the Company as shareholder, respectively, of the Subject Company through the Company's acquisition of the US KFC Holding Stake would support the Subject Company's further growth and increase in corporate value. The Company therefore decided to launch the Tender Offer to acquire the US KFC Holding Stake.

(2) Post Tender Offer Management Strategy

The Company aims to further expand profits and improve corporate value of the Subject Company by providing personnel, procurement, logistic, product development, and marketing support as well as by aggressively pursuing further synergies with the Company's group companies. The management of the Subject Company has agreed with this strategy, the Board of Directors of the Subject Company voted to support the tender offer at a board meeting held on October 31, 2007. Akira Fujii, Senior Vice President, Division COO of Foods (Commodity) Division of the Company, and Takehiko Kakiuchi, General Manager of Living Essential Group CEO Office of the Company, as well as In-Soo Cho, Managing Director of Pizza Hut Korea, Arthur Rautio, Managing Director of Yum! Restaurants International Asia Franchise, and Newman Manion, Vice President of Yum! Restaurants International Asia Franchise (Restaurant Excellence) in the "Yum! Group", did not participate in this board meeting of the Subject Company to avoid any conflicts of interest.

There is long term master franchise contract related to Kentucky Fried Chicken between the Subject Company and Yum! Restaurants Asia Pte Ltd. ("YRA"), a Yum! Group company. The Subject Company and YRA have

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also agreed (a) to extend the term of the Pizza Hut master license agreement, which is currently expected to expire on October 31, 2007, to November 30, 2007, (b) to basic terms of new master license agreement that will go into effect on and after December 1, 2007, and (c) to sign such new master license agreement by November 30, 2007. Thus, the relationship between the Subject Company as franchisee and YRA as franchiser will be maintained even after the Tender Offer.

(3) Agreement relating to the Tender Offer

The Company and US KFC signed a Tender Offer Agreement dated October 31, 2007, pursuant to which US KFC has agreed to tender its stake in the Subject Company in the Tender Offer. In this agreement, US KFC agreed that (a) US KFC will tender all shares it holds in the Subject Company that it can tender (7,151,000 shares), (b) US KFC will provide the Company with a proxy for the Subject Company's annual general shareholders' meeting scheduled in February 2008, and (c) US KFC will pay a break fee to the Company if US KFC violates either (a) or (b) above.

(4) Possibility of Delisting

The Company is required to acquire the US KFC Holding Stake pursuant to a tender offer in accordance with the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, hereinafter called "the "Law"). The Company intends to accept all shares tendered into the Tender Offer, pursuant to the Law and in order to accept tenders from shareholders of the Subject Company other than US KFC who tender their shares into the Tender Offer.

The common stock of the Subject Company is currently listed on the Second Section of the Tokyo Stock Exchange. The Company will carry out the Tender Offer without setting a limit in terms of number of shares to be acquired. If, as a result of the Tender Offer, the liquidity of the common stock of the Subject Company falls below the Share Certificate Delisting Criteria of the Tokyo Stock Exchange, then the common stock of the Subject Company will be delisted from the Tokyo Stock Exchange pursuant to such Share Certificate Delisting Criteria, following a prescribed procedure.

It is the desire of the Company and the Subject Company to maintain the Subject Company's public status after the Tender Offer. While the Board of Directors of the Subject Company voted to support the Tender Offer at a board meeting held on October 31, 2007, as stated above, the Subject Company has, in its opinion, left it up to the Subject Company's shareholders' own decision whether to tender their shares into the Tender Offer. As the Company intends through the Company's acquisition of the US KFC Holding Stake to support the Subject Company for its further growth and increase in corporate value, the Company cordially asks the Subject

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Company's shareholders to understand the purpose of the Tender Offer stated above and to continue to hold the shares and support the Subject Company as its shareholders regardless of the Tender Offer. There are no pre-determined clear steps to be taken in a case where the Subject Company violates the listing criteria of the Tokyo Stock Exchange. Detailed steps and measures will be reviewed and discussed carefully based on the results of the Tender Offer, if the results trigger the delisting of the Subject Company from the Tokyo Stock Exchange.

2. Outline of the Tender Offer

(1) Summary Profile of the Subject Company

①	Corporate name	Kentucky Fried Chicken Japan, Ltd.	
②	Business activities	Distribution of fried chicken, processed chicken and pizza	
③	Date of establishment	July 4, 1970	
④	Address of head office	15-1 Ebisu-Minami 1-chome, Shibuya-ku, Tokyo	
⑤	Title and name of representative	Masao Watanabe, Representative Director, President and Executive Officer	
⑥	Amount of capital	7,297,500,000 yen (as of May 31, 2007)	
⑦	Composition of major shareholders and share holding ratios (As of May 31, 2007)	Kentucky Fried Chicken Corporate Holding Ltd., (standing proxy: Citibank, N.A., Tokyo Branch)	31.11%
		The Company	31.11%
		KFCJ Franchisee Owners' Stock Ownership Association	1.02%
		The Bank of Tokyo Mitsubishi UFJ.	0.86%
		Meiji Yasuda Life Insurance Company (standing proxy: Trust & Custody Services Bank, Ltd.)	0.47%
		CBNYDFA Investment Trust Co. Japan, Small Company Series (Standing Proxy: Citibank, N.A. Tokyo Branch)	0.34%
		Mizuho Bank, Ltd., (standing proxy: Trust & Custody Services Bank, Ltd.)	0.30%
		Daiwa Securities Co., Ltd. Mini-Investment Account	0.29%
		Q.P. Corporation Ltd.	0.29%
		Tokio Marine & Nichido Fire Insurance -Co., Ltd.	0.28%
⑧	Relationship between Offeror and the Company	Capital relationship	The Company holds 7,150,605 shares of the Subject Company, which represents 31.11% of the issued shares of the Subject Company as of May 31, 2007

	Personal relationship	The Company seconds 2 directors and 2 corporate auditors to the Subject Company.
	Business relationship	The Company sells raw materials to the Subject Company.
	Applicability to a related party	The Subject Company is the Company's affiliate under equity method.

(2) Tender Offer Period

(i) Tender Offer Period as of the Filing Date of the Tender Offer Statement (below 'Tender Offer Period')

From November 1 (Thursday), 2007 to December 7 (Friday), 2007 (For 26 Business Days)

(ii) Possibility of Extension at Request of the Subject Company

In a case where the Subject Company announces a request for an extension of the the Tender Offer Period based on Article 27-10, Paragraph 3 of the Law, the Tender Offer Period will be extended to 30 business days, ending December 13, 2007 (Thursday).

(3) Price of the Tender Offer

1,947 yen per share of Common Stock

(4) Basis of the calculating Price of the Tender Offer

(i) Basis of Calculation

As the purpose of the Tender Offer is to acquire the US KFC Holding Stake, the Tender Offeror has adopted a policy to set a price at which the shares will be proposed to be purchased (the "Tender Offer Price") at a level where US KFC can agree to tender its shares following discussions and negotiations between the Tender Offeror and US KFC.

The Tender Offeror asked for the valuation of the shares of the Subject Company and received a valuation reference report regarding the Subject Company from Nikko Citigroup Limited ("NCL"), the Tender Offeror's financial advisor as an internal discussion material for the preparation of the discussions and

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negotiations with US KFC and as an examination material for reasonableness of the Tender Offer Price from the standpoint of the Tender Offeror. Following are the results of the valuation conducted by NCL using various valuation methods.

(1) Market Price Analysis

The Market Price Analysis considers the stock price of the Subject Company quoted on the Tokyo Stock Exchange. Based on the ending date of October 25, 2007, average closing prices of the Subject Company for periods of 1 month, 3 months, and 6 months were reviewed. The range of per share values produced by the Market Price Analysis is ¥ 2,115 to ¥ 2,210.

(2) Comparable Companies Analysis

The Comparable Companies Analysis considers the relationship between public market share prices and financial performance indicators, of companies which are engaged in a similar business and share similar key characteristics of the Subject Company. Implied per share values for the Subject Company are then derived. The ranges of per share values produced by the Comparable Companies Analysis are ¥1,885 to ¥2,428 by EBITDA multiples analysis, ¥1,012 to ¥1,378 by price-to-earnings ratio analysis and ¥2,986 to ¥3,649 by price-to-book ratio analysis.

(3) Discounted Cash Flow ("DCF") Analysis

The DCF Analysis considered forecast future cash flows of the Subject Company based on assumptions including but not limited to operations, future profits, and capital expenditure. The expected future cash flow is discounted back at a discount rate to present firm value as well as equity value of the Subject Company. The range of per share values produced by the DCF Analysis is ¥ 2,118 to ¥ 2,492.

The Tender Offeror believes that the stock price quoted on the Tokyo Stock Exchange is broadly reflecting of the intrinsic value of the Subject Company. However, the Tender Offeror concluded in its agreement with US KFC through discussion and negotiation of the Tender Offer Price, that the Tender Offer should be made below the market price due to (a) a discount due to the liquidity provided by acquisition of the large number of shares constituting the US KFC Holding Stake relative to market liquidity for the Subject Company, and (b) the lack of the right to receive a dividend based on the Subject Company's earnings for the fiscal year ending November 2007.

The Tender Offer Price that was agreed upon between US KFC and the Tender Offeror is ¥ 1,947, which represents a 10% discount to the 6 month average closing price of the Subject Company ending

October 30, 2007. The Tender Offer Price was approved by the Tender Offeror's Board of Directors at a board meeting held on October 31, 2007.

The Tender Offer Price is a 10.07 % discount to the closing price of the Subject Company on October 30, 2007, or ¥2,165, 9.89 % discount to the 1 month average closing price, or ¥2,161, 9.42 % discount to the 3 month average closing price, or ¥2,150 and 10.00 % discount to the 6 month average closing price ending October 30, 2007 of the Subject Company, or ¥2,163, respectively.

(ii) Process of Calculation

Yum! Group approached the Tender Offeror for discussions about a potential sale of shares of the Subject Company held by US KFC in April 2007. In response, after internal examinations by the Tender Offeror, the Tender Offeror decided to begin negotiations with Yum! Group to purchase the shares of the Subject Company held by US KFC. Then, the Tender Offeror started negotiation on the Tender Offer Price with Yum! Group in August 2007 and decided on the Tender Offer Price on October 30, 2007, based on the following reasons.

(Name of Third Party that provided a Valuation Report on the Subject Company)

As the purpose of the Tender Offer is to acquire the US KFC Holding Stake, the Tender Offeror has adopted a policy to set the Tender Offer Price at a level where US KFC can agree to tender its shares following discussions and negotiations between the Tender Offeror and US KFC. In deciding the Tender Offer Price, the Tender Offeror asked NCL to perform valuation of the share of the Subject Company around September 2007 as an internal discussion material for the preparation of the discussions and negotiations with US KFC and as an examination material for reasonableness of the Tender Offer Price from the standpoint of the Tender Offeror. The Tender Offeror received their valuation reference report on October 30, 2007.

(Summary of Valuation performed by Nikko Citigroup)

NCL used market price analysis, comparable companies analysis as well as DCF analysis for the purpose of valuation of the shares of the Subject Company. The valuation reference report provided ranges of ¥2,115 and ¥2,210 based on market price analysis, ¥1,885 to ¥2,428 by EBITDA multiples analysis, ¥1,012 to ¥1,378 by price-to-earnings ratio analysis and ¥2,986 to ¥3,649 by price-to-book ratio analysis based on comparable companies analysis, and ¥2,118 and ¥2,492 based on DCF analysis, respectively.

(Process to reach Conclusion on the Tender Offer Price based on the Valuation Report from NCL)

The Tender Offeror believes that the stock price quoted on the Tokyo Stock Exchange is broadly reflecting

of the intrinsic value of the Subject Company. However, the Tender Offeror concluded in its agreement with US KFC through discussion and negotiation of the Tender Offer Price, that the Tender Offer should be made below the market price due to (a) a discount due to the liquidity provided by acquisition of the large number of shares constituting the US KFC Holding Stake relative to market liquidity for the Subject Company, and (b) the lack of the right to receive a dividend based on the Subject Company's earnings for the fiscal year ending November 2007. The Tender Offer Price that was agreed upon between US KFC and the Tender Offeror is ¥1,947, which represents a 10% discount to the 6 month average closing price of the Subject Company ending October 30, 2007. The Tender Offer Price was approved by the Tender Offeror's Board of Directors at a board meeting held on October 31, 2007.

(Measures taken to secure Fairness of the Tender Offer Price)

The Subject Company did not provide its opinion on fairness of the Tender Offer Price, although the Subject Company agreed to the purpose of the Tender Offer. The Subject Company made an announcement that it is up to the decision of each shareholder whether or not they tender their shares. The announcement also said that the Tender Offer Price is a discount to the market price, because of various reasons and the agreement between the Tender Offeror and US KFC. Therefore the Tender Offer Price may not reflect market value of Subject Company. (Please refer to the Subject Company's announcement of opinion, which is planned to be filed, for more detail). With regard to the announcement, the Board of the Subject Company did not use an independent party to provide a valuation of the Subject Company.

(Measures taken to avoid Conflicts of Interests)

The Board of Directors of the Subject Company voted to support the tender offer at its board meeting on October 31, 2007. Akira Fujii, Senior Vice President, Division COO of Foods (Commodity) Division of the Company, and Takehiko Kakiuchi, General Manager of Living Essential Group CEO Office of the Company, as well as In-Soo Cho, Managing Director of Pizza Hut Korea, Arthur Rautio, Managing Director of Yum! Restaurants International Asia Franchise, and Newman Manion, Vice President of Yum! Restaurants International Asia Franchise (Restaurant Excellence) in the "Yum! Group", did not participate in this board meeting to avoid any conflict of interest.

(iii) The relationship with the valuation agency

NCL has no relationship with the Company and the Subject Company.

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(5) Number of Share Certificates, etc. Subject to the Tender Offer

Expected Number of Shares to be Acquired if Converted into Shares (if any)	Minimum Number of Shares to be acquired if Converted into Shares (if any)	Maximum Number of Shares to be Acquired if Converted into Shares (if any)
7,151,000 (Shares)	- (Shares)	- (Shares)

(Note1) The Tender Offer does not include any condition prescribed in any Item of Article 27-3, Paragraph 4 of the Law. Accordingly, the Tender Offer will be effective and all the tendered shares will be acquired by the Tender Offeror.

(Note 2) As stated in "1. The Purpose of the Tender Offer", the purpose of the Tender Offer is to acquire the US KFC Holding Stake. Accordingly, "Expected Number of Shares to be Acquired if Converted into Shares (if any)" sets forth the number of the US KFC Holding Stake (7,151,000 shares, the "Expected Number of Shares to be Purchased").

(Note 3) Shares consisting of less than one Unit of Shares will also be subject of the Tender Offer. When tendering the shares in the Tender Offer, however, the share certificates must be deposited. (Shares consisting of less than one Unit of Shares which are deposited with Japan Securities Depository Center Inc. (hereinafter referred to as the "Depository Center") may be deposited, for the purpose of tendering shares in the Tender Offer, by transferring them to the Tender Offer Agent or its subagent through the book-entry transfer system operated by the Depository Center, so that no deposit of the physical share certificates is needed). If shareholders' appraisal rights are exercised by a shareholder with respect to shares consisting of less than one Unit of Shares, pursuant to the Company Law, the Subject Company may purchase such shares to be held as treasury shares in accordance with laws and regulations during the Tender Offer Period. In such case, the Subject Company will purchase the shares at the then prevailing market price. U.S. shareholders should note that such purchases by the Subject Company during the Tender Offer Period of shares consisting of less than one Unit of Shares will be conducted pursuant to an exemption from the requirements of Rule 14e-5 under the Exchange Act granted by the U.S. Securities and Exchange Commission.

(Note 4) The maximum number of shares to be acquired by the Tender Offeror through the Tender Offer is 15,832,395 ("Maximum Purchase Shares") based on the Semi-Annual Securities Report for the 39th period ended November 30, 2007 filed by the Subject Company on August 23, 2007. This number is calculated including the number of issued shares as of August 23, 2007 (22,983,000 shares) less the number of shares owned by the Tender Offeror (7,150,605 shares).

(6) Change of Holding Ratio of Share Certificates, etc., following the Tender Offer

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Number of Voting Rights of Share Certificates, etc., Owned by the Tender Offeror as of the Filing Date of the Tender Offer Statement	7,150	(Holding Ratio of Share Certificates, etc., before the Tender Offer 31.24%)
Number of Voting Rights of Share Certificates, etc., Owned by Special Interested Party(ies) as of the Filing Date of the Tender Offer Statement	7,226	(Holding Ratio of Share Certificates, etc., before the Tender Offer 31.57%)
Number of Voting Rights relating to Share Certificates, etc., to be Purchased	7,151	(Holding Ratio of Share Certificates, etc., Following the Tender Offer 62.80%)
Number of Voting Rights of the Total Shareholders of the Subject Company	22,677	

(Note 1) "Number of Voting Rights relating to Share Certificates, etc., to be Purchased," is the number of voting rights attached to the number of shares to be purchased under the Tender Offer (7,151,000).

(Note 2) "Number of Voting Rights of Share Certificates, etc., Owned by Special Interested Party(ies) as of the Filing Date of the Tender Offer Statement," is the total sum of the numbers of voting rights attached to the share certificates, etc., owned by the respective Special Interested Parties (except for the treasury shares owned by the Subject Company). Since the US KFC Holding Stake is expected to be purchased through the Tender Offer, for the purpose of computation of the "Holding Ratio of Share Certificates, etc., following the Tender Offer," the number of the voting rights relating to the US KFC Holding Stake (7,151), which is included in the "Number of Voting Rights of Share Certificates, etc., Owned by Special Interested Parties as of the Filing Date of the Tender Offer Statement", is not included in the numerator.

(Note 3) "Number of Voting Rights of the Shareholders in Total of the Subject Company," is the number of voting rights of total shareholders as of May 31, 2007, included in the Semi-Annual Report for the 39th fiscal year ended November 30, 2007 filed by the Subject Company on August 23, 2007. Since, under the Tender Offer, the shares consisting of less than one Unit of Shares are also subject of the Tender Offer, for the purpose of calculating the "Ratio of Number of Voting Rights of Share Certificates, etc., to be Purchased and Number of Voting Rights of Shareholders in Total" and "Holding Ratio of Share Certificates, etc., Following the Tender Offer," the calculation of Number of Voting Rights (22,892) denoted as "Number of Voting Rights of the Shareholders in Total of the Subject Company" is calculated by adding 215 voting rights relating to the number of total shares of less than one Unit of Shares as of May 31, 2007 (215,000 shares).

(Note 4) The Tender Offeror will purchase all the share certificates, etc., deposited, even if the total number of share certificates, etc., deposited exceeds the Number of Shares to be Purchased, so the "Holdings Ratio of Share Certificates, etc., Following the Tender Offer" may become 100.00% at the maximum. The number of voting rights attached to the maximum number of shares (15,832,395) is 15,832.

(Note 5) The figures in the "Ratio of Number of Voting Rights of Share Certificates, etc., to be Purchased and Number of Voting Rights of Shareholders in Total" and the "Holding Ratio of Share Certificates, etc., Following the Tender Offer," are rounded off to the second decimal place.

(7) Purchase Price approximately 13,922 Million Yen

(Note) The "Purchase Price" (13,922 million yen) is the estimated price of the Tender Offer Price (¥1,947) multiplied by the number of shares (7,151,000) to be purchased. However, in the case where the number of shares to be tendered exceeds the number of shares to be purchased, because all of the shares tendered are purchased and the total price of purchasing the maximum number of shares to be purchased (15,832,395 shares) is 30,825 million yen.

(8) Commencement Date of Settlement

(i) Name and Head Office Address of Entities and Banks which will Carry Out the Settlement of the Tender Offer and are Qualified to Handle Financial Products.

Nikko Citigroup Limited	5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Nikko Cordial Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(ii) Commencement Date of Settlement

Friday, December 14, 2007

(Note) According to Article 27-3, Paragraph 4 of the Law, the Tender Offer Period could be extended to Thursday, December 20, 2007, if the Subject Company submits an opinion letter requesting extension of such period.

(iii) Method of Settlement

A written notice of settlement will be mailed to each Tendering Shareholder, etc. (or the address of the standing proxy in the case of a Non-Japanese Shareholder) without delay after the expiration of the Tender Offer Period.

The Tender Offer shall be settled in cash. The tender offer agent or the sub-agent will remit without delay to the account designated by each Tendering Shareholder, etc. (the standing proxy in the case of Non-Japanese Shareholders) the process of the sales of the shares purchased on or after the commencement

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
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date of settlement.

(9) Other Conditions and Procedures Relating to the Tender Offer.

(i) Existence of Terms and Conditions set forth in Article 27-13, Paragraph 4 of the Law, and Details Thereof

Not applicable. All the tendered share certificates, etc. will be purchased by the Tender Offeror.

(ii) Existence of Terms and Conditions for Withdrawal , etc. of the Tender Offer, Details Thereof, and Manner of Disclosure of Withdrawal, etc.

Upon the occurrence of any event provided in (i) to (ix) and (xii) to (xviii) of Item 1, Item 2, (i) to (viii) of Item 3, Item 5 of Paragraph 1 of Article 14 and Items 3 to 6 of Paragraph 2 of Article 14 of the Enforcement Order of the Financial Instruments and Exchange Law (Cabinet Order No. 321 of 1965, as amended, hereinafter called "the Enforcement Order"), the Tender Offeror may terminate or cancel the Tender Offer.

If the Tender Offeror plans to withdraw the Tender Offer, it shall make it public by electronic public notice, and then post notice in the newspaper Nihon Keizai Shimbun to that effect. Provided, however, that, if the public notice is difficult to be made by the end of the Tender Offer Period, the Tender Offeror shall make it public by the means of the methods prescribed in Article 20 of the Cabinet Office Ordinance Concerning Disclosure of the Tender Offer of Shares, Etc., by Non-Issuer (Ordinance of Minister of Finance No. 38 of 1990, as amended, hereinafter called "the "Cabinet Office Ordinance") and make the Public Notice immediately thereafter.

(iii) Existence of Conditions to Reduce the Tender Offer Price, Details Thereof, and Manner of Disclosure of Such Reduction

If the Subject Company carries out an action prescribed in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, based on Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer price may be reduced pursuant to the terms set forth in Article 19, of the Cabinet Office Ordinance.

If the Tender Offeror plans to reduce the Tender Offer price, it shall make it public by an electronic public notice, and then post notice in the newspaper *Nihon Keizai Shimbun* to that effect. Provided, however, that, if the public notice is difficult to be made by the end of the Tender Offer Period, the Tender Offeror shall make it public by the means of the methods prescribed in Article 20 of the Cabinet Office Ordinance and make the Public Notice immediately thereafter.

(iv) Matters relating to Withdrawal Rights of Acceptance by Accepting Shareholders

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
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Tendering Shareholders, etc. may cancel any agreement concerning the Tender Offer at any time during the Tender Offer Period. Tendering Shareholders, etc. are required to deliver in person or send a written notice for cancellation of the relevant agreement concerning the Tender Offer (the "Cancellation Notice") together with any receipt slip issued for deposited shares to any of the entities designated below by 15:30 of the last day of the Tender Offer Period. Furthermore, if sending, any Cancellation Notice must be received by the entities designated below by 15:30 of the last day of the Tender Offer Period. However, the business hours (or hours when securities are handled) differ among each branch office of Nikko Cordial Securities Inc., so please note in advance the business hours of branch offices where Tendering Shareholders, etc. will be processed.

Entities authorized to receive the Cancellation Notice are:

Nikko Citigroup Limited	5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Nikko Cordial Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(or any other domestic branch office of Nikko Cordial Securities Inc.)

(v) Method to Disclose Changes in Conditions of Purchase, etc.

The Tender Offeror may amend the terms of the Tender Offer during the Tender Offer Period unless prohibited in Article 27-6 of the Law and Article 13 of the Enforcement Order. If the Tender Offeror plans to amend the terms of the Tender Offer, it shall make the description, etc., of such amendment public by an electronic public notice, and then post notice in the newspaper Nihon Keizai Shimbun to that effect. Provided, however, that, if the public notice is difficult to be made by the end of the Tender Offer Period, the Tender Offeror shall make it public by the means of the methods prescribed in Article 20 of the Cabinet Office Ordinance and make the Public Notice immediately thereafter. Once the amendment of the terms of the Tender Offer takes effect, the terms of the Tender Offer after such amendment shall apply to the purchase of the shares already tendered before the date of such Public Notice.

(vi) Method to Disclose the Filing of Amendments to the Tender Offer Statement

If the Tender Offeror files an Amendment to the Tender Offer Statement with the Director of the Kanto Local Financial Bureau, it shall immediately make public the part of the Amendment to the Tender Offer Statement relating to the Public Announcement of the Commencement of Tender Offer by the methods prescribed in Article 20 of the Cabinet Office Ordinance. At the same time, the Tender Offeror shall immediately amend the Tender Offer materials and make such amendment known to the Tendering Shareholders to whom the Tender Offer materials have been delivered by delivering the amended Tender Offer materials to them. Provided, however, if the scope of such amendment is limited to a small portion,

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the Tender Offeror may prepare and deliver a written document describing the reasons for such amendment, matters amended and description of the amended statements to the Tendering Shareholders, etc.

(vii) Manner of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced pursuant to Article 9-4 of the Enforcement Order and in Article 30-2 of the Cabinet Office Ordinance on the date immediately following the last day of the Tender Offer Period.

(viii)Date of Public Notice November 1, 2007 (Thursday)

(ix) Tender Offer Agent

Nikko Citigroup Limited 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

The tender offer agent appointed the following sub-agent and delegated a part of its business:

Nikko Cordial Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. Other

(1) Existence of Agreements between the Tender Offeror and the Subject Company or its Officers, and the Details Thereof

The Board of Directors of the Subject Company voted to support the Tender Offer at a board meeting held on October 31, 2007. Akira Fujii, Senior Vice President, Division COO of Foods (Commodity) Division of the Company, and Takehiko Kakiuchi, General Manager of Living Essential Group CEO Office of the Company, as well as In-Soo Cho, Managing Director of Pizza Hut Korea, Arthur Rautio, Managing Director of Yum! Restaurants International Asia Franchise, and Newman Manion, Vice President of Yum! Restaurants International Asia Franchise (Restaurant Excellence) in the "Yum! Group", did not participate in this board meeting of the Subject Company to avoid any conflicts of interest.

2) Other information that is useful for investors to conclude the application

(i) The Subject Company announced its Third Quarter Financial Results for the period ended November 31, 2007 through the Tokyo Stock Exchange on October 11, 2007. According to the announcement, the Subject Company's third quarter results are as set forth below

These Financial Results, however, have not been audited pursuant to Ordinance Article 193, Paragraph 2.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
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The information below is an abstract of the Financial Results announced by the Subject Company. The Tender Offeror is not in a position to assure the accuracy and veracity of the information and has not conducted any verification of this information

Consolidated Financial Information as of and for the nine months ended August 31, 2007 (December 1, 2006 through August 31, 2007)

Financial Results (Consolidated)

Sales (million yen)	65,129
Operating Income (million yen)	2,949
Ordinary Income (million yen)	3,003
Quarterly Net Income (million yen)	1,555
Quarterly Net Income per Share (yen)	67.95

Financial Condition (Consolidated)

Total Asset (million yen)	38,408
Net Asset (million yen)	24,284
Net Asset per Share (yen)	1,060.99

(ii) The Subject Company released an "Announcement of agreement of basic conditions regarding renewal of 'Full Scale License Contract' for Pizza Hut operations" through the Tokyo Stock Exchange on October 11, 2007. The announcement says that the Subject Company and YRA has agreed that they would extend until November 30, 2007 the current "Full Scale License Contact" for Pizza Hut operations, of which renewal is scheduled on October 31, 2007, and agreed basic terms for a new master licensing agreement for the period subsequent to December 1, 2007.

(3) The impact of the Tender Offer to the Company

The impact of the Tender Offer is minor both on consolidation basis and on non-consolidation basis.

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
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The Company obtained a copy of the shareholder registry of the Subject Company for the purpose of communicating regarding the Tender Offer and/or other related transactions with the shareholders of the Company and of examining the status of the shares in the Subject Company held by the interested parties of the Company.

Please be advised that any person who has accessed the information concerning the Tender Offer contained in this Press Release may be restricted from purchasing or otherwise trading the shares, etc. of the Subject Company, as a first recipient of information under the regulations on insider trading, until 12 hours have passed since the publication of this Press Release (i.e., since this press release is published on the Tokyo Stock Exchange's Timely Disclosure Information Access Service in the afternoon of October 31, 2007), pursuant to Article 167, Paragraph 3 of the Law and Article 30 of the Enforcement Order thereunder. Also, please note that the Company shall not be held responsible for any criminal, civil or administrative charges brought against any person for his/her purchase or other trade.

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof.

There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

END